OAO Siberian Oil Company

4 Sadovnicheskaya St.,
Moscow, 115035, Russia

tel. +7 (095) 777 3152
fax +7 (095) 777 3151

www.sibneft.ru

Нк 05/7483
от 11.09.02.

02 SEP 16 AM 9:34

sibneft

Rule 12g3-2(b) File No. 82-4882

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20549
U. S. A.

PROCESSED
SEP 20 2002
THOMSON
FINANCIAL

SUPPL

AO "SIBERIAN OIL COMPANY" ("SIBNEFT")

Rule 12g3-2(b) File No. 82-4882

The information specified in Annex A is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Open Joint Stock Company "Siberian Oil Company" pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Valery A. Oif
Vice President

9/16

Exhibit 1:	II Quarter 2002 Report furnished to the Federal Securities Commission of the Russian Federation on August 30, 2002
Exhibit 2:	Publication in the FSC Bulletin Supplement ("Vestnik") № 61, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 14 August, 2002
Exhibit 3:	Publication in the FSC Bulletin Supplement ("Vestnik") № 65, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 28 August, 2002
Exhibit 4:	Official press-release on the fact that Statement Regarding Moscow Refinery, dated 06 August, 2002
Exhibit 5:	Official press-release on the fact that Sibneft Shareholders Approve Acquisition, dated 06 August, 2002
Exhibit 6:	Official press-release on the fact that Sibneft Launches First Gas Field Development, dated 08 August, 2002
Exhibit 7:	Official press-release on the fact that Sibneft and Baker Huges Sign Service Agreement, dated 27 August, 2002

Exhibit 1

II Quarter 2002 Report furnished to the Federal Securities Commission of the Russian Federation on August 30, 2002

File No. 82-4882

"Authorized"

by the Board of Directors of Joint Stock Company
"Siberian Oil Company"
Minutes No. 105 dated 30 July, 2002

Secretary of the Board of Directors V.I. Novikov ___________
(Signature)

Seal

QUARTERLY REPORT

ISSUER OF SECURITIES

For: Quarter II, 2002

Joint Stock Company "Siberian Oil Company"

Issuer Code: 00146-A

Legal address: 646160 Omsk region, Lyubinsky district, poselok Lyubinsky, Octyabrskaya St., 85
Postal address: 115035 Moscow, Sadovnicheskaya St., 4

Information contained in this information memorandum is subject to disclosure requirements in accordance with the laws and regulations of the Russian Federation

President E.M.Shvidler ________________
(signature)

Chief Accountant E.N.Sukharkova ________________
(signature)

30.07.2002

(Seal)

Contact person: ***Vladimir Ivanovich Novikov***
Head of Corporate Management Department
Tel.: ***(095) 777 31 17*** Fax: ***(095) 777 31 27***
E-mail: ***Annak@sibneft.ru***

A. Description of the Issuer

9. Full company name of the Issuer.
Joint Stock Company "Siberian Oil Company"

10. Abbreviated company name of the Issuer.
JSC "Sibneft"

11. Information on changes of the company name and legal form of the Issuer.
Company name and legal form of Company have not been changed

12. State registration status.
Date of state registration: ***October 6, 1995***
Registration number: ***38606450***
Name of the authority issuing state registration: ***Omsk City Registration Chamber, Omsk City Government***

Licenses:
Number: ***СЛХ № 00562 NE***
Date of issue: ***December 30, 1998***
License expiration date: ***December 29, 2023***
Name of the authority issuing the license: ***YNAO Committee on mineral resources, Ministry of natural resources RF, Administration of YNAO***
Type of activity: ***geological studies, searches and production of oil and gas within the boards of Romanovskoye field.***

Number: ***ОМС № 00093 NE***
Date of issue: ***September 28, 2000***
License expiration date: ***October 1, 2025***
Name of the authority issuing the license: ***Ministry of natural resources RF, Administration of Tarsky area***
Type of activity: ***geological research and production of hydrocarbon within the boards of south-western part of Krapivinskoe field (Omsk region)***

Number: ***00100 ОМС НП***
Date of issue: ***November 13, 2000***
License expiration date: ***December 31, 2005***
Name of the authority issuing the license: ***Ministry of natural resources, Committee on mineral resources of Omsk region***
Type of activity: ***geological research within the boards of Prigranichnyy area***

Number: ***00948 СЛХ НР***
Date of issue: ***December 21, 2000***
License expiration date: ***December 21, 2025***
Name of the authority issuing the license: ***Committee on land resources and land-utilization of Ministry of natural resources RF of YNAO, Administration of YNAO***
Type of activity: ***geological research and production of hydrocarbon within the boards of Valyntoyskiy area***

Number: ***00946 СЛХ НР***
Date of issue: ***December 21, 2000***
License expiration date: ***December 21, 2025***
Name of the authority issuing the license: ***Committee on land resources and land-utilization of Ministry of natural resources RF of YNAO, Administration of YNAO***
Type of activity: ***geological research and production of hydrocarbon within the boards of Pyakutinskiy area***

Number: ***00947 СЛХ НР***
Date of issue: ***December 21, 2000***
License expiration date: ***December 21, 2025***

Name of the authority issuing the license: ***Committee on land resources and land-utilization of Ministry of natural resources RF of YNAO, Administration of YNAO***
Type of activity: ***geological research and production of hydrocarbon within the boards of North-Noyabrsk area***

Number: ***10970 СЛХ НП***
Date of issue: ***December 28, 2000***
License expiration date: ***December 31, 2005***
Name of the authority issuing the license: ***Ministry of natural resources***
Type of activity: ***geological research within the boards of Aykhettinskiy area***

Number: ***10969 СЛХ НП***
Date of issue: ***December 28, 2000***
License expiration date: ***December 31, 2005***
Name of the authority issuing the license: ***Committee on land resources and land-utilization of Ministry of natural resources RF of YNAO, Administration of YNAO***
Type of activity: ***geological research within the boards of Vorgenskiy area***

Number: ***10969 СЛХ НП***
Date of issue: ***December 28, 2000***
License expiration date: ***December 31, 2005***
Name of the authority issuing the license: ***Committee on land resources and land-utilization of Ministry of natural resources RF of YNAO, Administration of YNAO***
Type of activity: ***geological research within the boards of Vorgenskiy area***

Number: ***СЛХ #00934 ВЭ***
Date of issue: ***December 18, 2000***
License expiration date: ***December 17, 2005***
Name of the authority issuing the license: ***Committee on mineral resources of Ministry of natural resources RF***
Type of activity: ***output of sweet subterranean water for drinking and production water supply of the boards of 1,2 Romanovskoe area***

Number: ***62ЭК №15-1150***
Date of issue: ***February 09, 2001***
License expiration date: ***February 09, 2004***
Name of the authority issuing the license: ***Federal mining and industrial inspectorate of RF***
Type of activity: ***exploitation of oil and gas productions and exploration by contractors acting under licences***

Number: ***62СТ №15-1151***
Date of issue: ***February 09, 2001***
License expiration date: ***February 09, 2004***
Name of the authority issuing the license: ***Federal mining and industrial inspectorate of RF***
Type of activity: ***exploitation of oil and gas productions and exploration by contractors acting under licenses***

13. Taxpayer's identification number.
5504036333

14. Type of Activity.
Codes of OKONH:
71100 – Wholesale Trade
11220 – Oil Refining Industry
11232 – Natural Gas Refining
11233 – Oil Gas Refining
11210 – Oil Industry
71200 – Retail Trade

96420 – Exchange Transactions
84100 – Intermediate Services in Purchase and Sale of Goods, Securities, Currency
72200 – Foreign Trade of Private Companies
80100 – Supply
80200 – Sale

15. Legal address, postal address and contact phone numbers.

Legal address: ***646160 Omsk region, Lyubinsky district, poselok Lyubinsky, Octyabrskaya St., 85***
Postal address: ***115035 Moscow, Sadovnicheskaya St., 4***
Tel.: ***(095) 777 31 52*** Fax: ***(095) 777 31 51***
E-mail: ***No E-mail***

16. Auditors.

Company name: Closed JSC "Ernst and Young Vneshaudit"
Legal address: 103062 Moscow, Podsosenskiy Per., 20/12
INN (taxpayer's identification number): 7717025097
Postal address: 113062 Moscow, Podsosenskiy Per., 20/12
Tel.: (095) 755-97-00 ***Fax:*** (095) 755-97-10
E-mail: No E-mail

License:
Number: ***004768***
Date of issue: ***February 08, 2002***
License expiration date: ***February 08, 2005***
Name of the authority issuing the license: ***Finance Ministry***

17. Registrars.

Registrar:
Name of the registrar: ***Open JSC "Registrator R.O.S.T." (renamed from Open JSC "Company-registrar "Panorama")***
Legal address: ***Russia, Moscow, Stromynka St., 18, bldg. 13***
Postal address: ***107996 Moscow, Stromynka St., 18, p/b. 9***
Tel.: ***(095) 786-69-70, 786-69-75*** Fax: ***(095) 786-69-74***
E-mail: ***rrost@rrost.ru***

License:
Number: ***01071***
Date of issue: ***August 08, 1996***
License expiration date: ***January 08, 2003***
Name of the licensing authority: ***Federal Securities Commission***

Date since which the registrar has kept the register of the Issuer: ***30.12.2001***

No save keeping of the issued securities of the Issuer in reporting quarter.

18. Depository.

No depository

19. The shareholders of Issuer.

Total number of shareholders (members): ***13 478***

Shareholders (members) owning not less than 5% of the Charter Capital of the issuer:

19.1 Company name: *Closed JSC "ING BANK (EURASIA) CJSC" (Nominee)*
Legal address: ***123022 Moscow, Krasnaya Presnya, 31***
Postal address: ***123022 Moscow, Krasnaya Presnya, 31***
Share in the Charter Capital of issuer: ***23.6806 % (nominee)***
Shareholders (members) owning not less than 25% of Charter Capital of shareholder (member) of issuer:
19.1.1 Company name: ***no data***

19.2 Company name: *JSC "West-Siberian Depository"(Nominee)*
Legal address: ***Russian Federation 644043 Omsk region, Omsk, Kemerovskaya St., 10***
Postal address: ***101000 Moscow, Myasnitskaya St., 38***
Share in the Charter Capital of Issuer: ***19.4556 % (nominee)***
Shareholders (members) owning not less than 25% of Charter capital of shareholder (members) of issuer:
19.2.1 Company name: ***no data***

19.3 Company name: *Closed JSC "ABN AMRO BANK A.O." (Nominee)*
Legal address: ***103009 Moscow, Bolshaya Nikitskaya St., 17, bldg. 1***
Postal address: ***103009 Moscow, Bolshaya Nikitskaya St., 17, bldg. 1***
Share in the Charter Capital of issuer: ***19.5312 % (nominee)***
Shareholders (members) owning not less than 25% of Charter Capital of shareholder (member) of issuer:
19.3.1 Company name: ***no data***

19.4 Company name: *Non-profit partnership "NATIONAL DEPOSITORY CENTER" (Nominee)*
Legal address: ***117049 Moscow, Zhitnaya St., 12***
Postal address: ***103009 Moscow, Sredniy Kislovskiy pereulok, 1/13***
Share in the Charter Capital of issuer: ***14.8702 % (nominee)***
Shareholders (members) owning not less than 25% of Charter capital of shareholder (members) of issuer:
19.4.1 Company name: ***no data***

19.5 Company name: *Limited Liability Company "DEUTSCHE BANK" (Nominee)*
Legal address: ***129090 Moscow, Shchepkina St., 4***
Postal address: ***129090 Moscow, Shchepkina St., 4***
Share in the Charter Capital of issuer: ***13.8427 % (nominee)***
Shareholders (members) owning not less than 25% of Charter Capital of shareholder (member) of issuer:
19.5.1 Company name: ***no data***

19.6 Company name: *Closed JSC "Depository-Clearing Company" (Nominee)*
Legal address: ***125047 Moscow, Tverskaya-Yamskaya 1st St., 13***
Postal address: ***129090 Moscow, Staraya Basmannaya St., 14/2, bldg. 4***
Share in the Charter Capital of issuer: ***5.0481 % (nominee)***
Shareholders (members) owning not less than 25% of Charter Capital of shareholder (member) of issuer:
19.6.1 Company name: ***no data***

20. Management structure.

The governing bodies of JSC Sibneft are its General Shareholders' Meeting, Board of Directors, individual executive body – President and collective executive body – Management Board. The highest governing body of the Company is its General Shareholders' Meeting. The Board of Directors provides overall guidance of the Company's activities, with the exception matters under the exclusive competence of the General Shareholders' Meeting. The Board of Directors of the Company is composed of nine individuals, to be elected by the General Shareholders' Meeting.

The competence of General Shareholders' Meeting (members) of the Issuer in accordance with its Charter (constituent documents) is as follows:

1) making changes and additions to the Company's Charter or approving the new wording of the Company's Charter (except cases provided in paras 2-5 of Article 12 of the federal law On Joint-Stock Companies);
2) reorganizing the Company;
3) liquidating the Company, appointing the liquidation commission and approving the intermediate and final liquidation balancesheets;

4) electing members of the Company's Board of Directors and an early termination of their powers;
5) electing the Company's President and an early termination of his powers;
6) electing members of the Company's auditing commission and an early termination of their powers;
7) approving the auditor of the Company;
8) deciding on the quantity, nominal value and category (type) of announced stock and the rights provided by the stock;
9) increasing the Company's equity;
10) placing the Company's emitted securities convertible into stock;
11) reducing the Company's equity by reducing the nominal value of stock through acquisition by the Company of a part of the stock in order to reduce the overall quantity, as well as through redemption of stock (stock held by the Company) acquired and bought-out by the Company;
12) approving annual reports, the annual accounting reports, including the Company's profit and loss statements (profit and loss accounts), as well as distributing the profit, including payment (announcing) of dividends and losses of the Company, based on the results of the fiscal year;
13) defining the procedure for holding a general meeting of shareholders;
14) fragmenting and consolidating stock;
15) deciding to approve deals in cases provided by Article 83 of the federal law On Joint-Stock Companies;
16) deciding to approve major deals in cases provided by Article 79 of the federal law On Joint-Stock Companies;
17) deciding on participation in holding companies, financial-industrial groups, associations and other associations of commercial entities;
18) approving internal documents regulating the activity of the Company's bodies, including Regulation on the General Meeting of Shareholders, Regulation on the Board of Directors, Regulation on the President, Regulation on the Management Board, and Regulation on the Procedure of Activity of the Auditing Commission;
19) deciding on remuneration and (or) compensation of expenses to members of the Company's auditing commission, related to the performance by them of their duties during the period in which they discharge their duties; establishing the amount of such remuneration and compensations;
20) deciding on remuneration and (or) compensation of expenses to members of the Company's Board of Directors, related to the performance by them of their functions of members of the Board of Directors during the period in which they discharge their duties; establishing the amount of such remuneration and compensations;
21) deciding on compensation from the resources of the Company of expenditure to persons and entities -- initiating an early general meeting of shareholders, of expenditure involved in preparing and holding that meeting;
22) deciding on transfer of powers of the single "one-person" executive body of the Company, under an agreement, to a commercial organization (managing organization) or to an individual entrepreneur (the manager);
23) deciding on an early termination of the powers of the managing organization or the manager;
24) defining the list of additional documents, the keeping of which by the Company is binding;
25) deciding on other issues provided by the federal law On Joint-Stock Companies.
The general meeting of shareholders is not authorized to examine and decide on issues not placed by the law and the Company's Charter within its competence. The general meeting of shareholders is not authorized to decide on issues not included in the meeting's agenda or to change the agenda.

The competence of the Issuer's Board of Directors in accordance with its Charter (constituent documents) is as follows:

The Company's Board of Directors conducts day-to-day running of the Company, except for issues that have been referred by federal laws and the Charter to the jurisdiction of the general shareholders meeting. The competence of the Board of Directors:

1) determining priority areas of the Company's development, including strategic objectives of the Company, the main types of activity and regions of operation, the dividend policy, a long-term and medium-term development strategy of the Company, endorsing the annual business plans of the Company;

2) calling the annual and extraordinary general shareholders meetings, except for cases provided for in Clause 8, Article 55 of the federal law On Joint Stock Companies;

3) endorsing the agenda of the general shareholders meeting;

4) determining the date when a list of people entitled to attend the general shareholders meeting is to be drawn up, and other issues referred to the jurisdiction of the Company's Board of Directors in accordance with Chapter VII of the federal law On Joint Stock Companies and connected with the preparation and conduct of the general shareholders meeting;

5) giving preliminary endorsement to the Company's annual reports, annual accounting reports, including profit/loss statements based on the results of a fiscal year;

6) appointing members of the Company's Management Board;

7) terminating the powers of the members of the Company's Management Board ahead of time;

8) endorsing an agreement on the transfer of the powers of the one-person executive body of the Company to a commercial organization (management organization) or individual entrepreneur (manager);

9) adopting decisions on the creation of a temporary one-person executive body of the Company and on the holding of an extraordinary general shareholders meeting to solve the question of early termination of the powers of the Company president or the management organization (manager) and the election of the president of the Company or the transfer of the powers of the one-person executive body to the management organization or the manager if the president of the Company or the management organization (manager) cannot discharge their duties;

10) adopting a decision on the suspension of the powers of the Company president or the management organization or the manager. Simultaneously with this decision the Company's Board of Directors has to adopt a decision on the creation of a temporary one-person executive body of the Company and the holding of an extraordinary general shareholders meeting to solve the question of early termination of the powers of the Company president or the management organization (manager) and the election of the president of the Company or the transfer of the powers of the one-person executive body to the management organization or the manager;

11) placing bonds and other emission securities that cannot be converted into shares;

12) endorsing the decision to issue securities, prospectuses of issue, a report on the results of the emission of securities, and adopting changes and additions to them;

13) endorsing quarterly reports of the emission of securities;

14) determining the price (money value) of property, the price of placement and redemption of securities in cases provided for in the federal law On Joint Stock Companies;

15) acquiring shares placed by the Company in accordance with Clause 2, Article 72 of the federal law On Joint Stock Companies;

16) acquiring bonds and other securities placed by the Company in cases provided for in the federal law On Joint Stock Companies;

17) issuing recommendations to the general shareholders meeting with regard to the size of rewards and compensations paid to members of the Auditing Commission;

18) determining the size of remuneration for the services of the auditor;

19) issuing recommendations to the general shareholders meeting with regard to the size of dividends on shares and the procedure for the payment of dividends;

20) issuing recommendations to the general shareholders meeting with regard to the distribution of profit and losses of the Company based on the results of a fiscal year;

21) using the reserve and other funds of the Company;

22) endorsing internal documents of the Company except for internal documents regulating the work of the Company's bodies endorsed by decision of the general shareholders meeting, and other internal documents of the Company, the endorsement of which is referred by the Charter to the jurisdiction of the one-person executive body, adopting changes and additions to these documents;

23) creating and liquidating branches and representative offices of the Company, endorsing regulations on the branches and representative offices, adopting changes and additions to same;

24) adopting amendments to the Company's Charter connected with the creation of branches, the opening of representative offices or their liquidation;

25) endorsing major transactions in cases provided for in Chapter X of the federal law On Joint Stock Companies;

26) endorsing transactions in cases provided for in Chapter XI of the federal law On Joint Stock Companies;

27) confirming the Company's registrar and the terms of contract with him, as well as terminating the contract with same;

28) adopting at any time a decision to audit the Company's financial and economic activities;

29) selecting a person authorized to sign a contract on behalf of the Company with the president (management organization or manager) and members of the Company's Management Board;

30) endorsing the main provisions of contracts with the president and members of the Company's Management Board;

31) drawing up a list of additional documents that are required to be kept in the Company;

32) endorsing the procedures of internal control over the financial and economic activities of the Company;

33) endorsing internal procedures for managing risks, ensuring compliance, analyzing the effectiveness of such procedures and improving them;

34) other issues provided for in the federal law On the Joint Stock Companies and the Charter.

Issues referred to the competence of the Company's Board of Directors cannot be delegated to the Company's executive body for resolution.

The competence of the individual executive body and the collective executive body of the Issuer in accordance with its Charter (constituent documents) is as follows:

The President of the Company that is the individual executive body of the Company. All the issues of managing the current activities of the Company except the issues that are within the competence of the General Meeting of Shareholders, the Board of Directors and the management board of the Company shall be within the competence of the President.

The President shall organize implementation of the decisions of the General Meeting of Shareholders, the Board of Directors and the management board of the Company.

The President shall act on behalf of the Company without a power of attorney, represent its interests, approve its staff chart, issue orders and directives that are binding on all the employees of the company.

The President shall effect transactions on behalf of the Company, including independent transactions connected with the acquisition, alienation or possible alienation by the Company, directly or indirectly, of the property whose value accounts for less than 10 percent of the book value of the Company's assets as determined in accordance with the accounting report as of the last reporting date unless a different procedure of effecting such deals is envisaged by the federal law On Joint Stock Companies and these Charter.

Transactions connected with acquisition, alienation or possible alienation by the Company, directly or indirectly, of property whose value accounts for 10 percent or more of the book value of the assets of the Company, with the exception of the transactions effected in the course of normal business activities, as well as any other transactions for which a different procedure is envisaged under the federal law On Joint Stock Companies and these Charter, may be effected by the President provided a prior decision to the effect has been taken by the authorized body of the Company management board.

The rights and duties, the terms and remuneration of the services of the President of the Company shall be determined by the agreement concluded between the President and the Company. The agreement on behalf of the Company shall be signed by the Chairman of the Board of Directors or the person authorized by the Board of Directors of the Company.

The President shall be elected by the General Meeting of Shareholders for a term of 5 years unless the General Meeting of Shareholders determines a different term.

The Management Board that is Collective Executive Body within its competence shall:

1) preparing proposals on general guidelines of the activities and development of the Company, investment, credit and financial and price policy;

2) preparing proposals on the main parameters and terms of the issue of securities and on dividend policy;

3) ensuring regular expert examination of the financial and economic activities of the Company;

4) making decisions on the conclusion of transactions connected with acquisition, alienation or possible alienation by the Company, direct or indirect, of the property whose value at the time of the decision accounts for between 10 and 25 percent of the book value of the Company assets with the exception of transactions performed in the course of normal economic activities of the company;

5) preparing proposals on the organizational structure of the Company;

6) making decisions on the signing of the Collective Agreement by the Company and approving the terms thereof.

The members of the management board shall be appointed by the Board of Directors of the Company. They shall be three in number and shall be appointed for a term of 5 years unless a different term is established by decision of the Board of Directors. The powers of any member of the management board may be terminated by the Board of Directors of the Company.

The president of the Company shall perform the functions of the chairman of the management board.

The procedure of the work and making of decisions by the management board shall be determined by an internal document of the Company approved by the General Meeting of Shareholders.

21. Members of the Board of Directors of the Issuer

The Board of Directors
Chairman of the Board of Directors: ***Potapov Konstantin Nikolaevich***

Members of the Board of Directors:
Independent Director Vinchel Mikhail Genrikhovich
Born in: ***1961***

Positions held for the last 5 years:
Term: ***1995 -present***
Company: ***JSC "Investment company Prospect"***
Position: ***General Director***

Share in the Charter Capital of the Issuer (%): ***No shares***
Share in the Charter Capital of the subsidiary companies (%): ***No shares***

Remuneration, paid off during the reporting quarter:
Salary (roubles): ***0***
Bonus (roubles): ***0***
Fees (roubles): ***0***
Other material provisions (roubles): ***0***
Total (roubles): ***0***

Independent Director Gavrikov Albert Alexeevich
Born in: ***1970***

Positions held for the last 5 years:
Term: ***1995 -present***
Company: ***Investment company Aton***
Sphere of activity: ***Stock market***
Position: ***Managing Director***

Share in the Charter Capital of the Issuer (%): ***No shares***
Share in the Charter Capital of the subsidiary companies (%): ***No shares***

Remuneration, paid off during the reporting quarter:
Salary (roubles): ***0***
Bonus (roubles): ***0***
Fees (roubles): ***0***
Other material provisions (roubles): ***0***
Total (roubles): ***0***

Independent Director Tyryshkin Ivan Aleksandrovich
Born in: ***1973***

Positions held for the last 5 years:
Term: ***1996 -1998***
Company: ***Federal Commission on Securities***
Position: ***Head of Department***

Term: ***1998 - 2001***
Company: ***National Association of participants of stock market***
Position: ***President***

Term: *2001 - present*
Company: *Non-profit partnership "Stock Exchange RTS"*
Position: ***President***

Share in the Charter Capital of the Issuer (%): ***No shares***
Share in the Charter Capital of the subsidiary companies (%): ***No shares***

Remuneration, paid off during the reporting quarter:
Salary (roubles): ***0***
Bonus (roubles): ***0***
Fees (roubles): ***0***
Other material provisions (roubles): ***0***
Total (roubles): ***0***

Shvidler Eugene Markovich
Born in: ***1964***

Positions held for the last 5 years:
Term: ***1998 - 1999***
Company: ***JSC Sibneft***
Position: ***Acting President***

Term: ***1999 - present***
Company: ***JSC Sibneft***
Position: ***President***

Share in the Charter Capital of the Issuer (%): ***0%***
Share in the Charter Capital of the subsidiary companies (%): ***No shares***

Remuneration, paid off during the reporting period:
The information is confidential

Breeva Tatyana Alekseevna
Born in: ***1951***

Positions held for the last 5 years:
Term: ***1997 - 1999***
Company: ***JSC Sibneft***
Scope of activity: ***Direction***
Position: ***Head of Internal Audit Department***

Term: ***1999 - 2001***
Company: ***JSC Sibneft***
Scope of activity: ***Direction***
Position: ***Chief Accountant***

Term: ***2001 - present***
Company: ***JSC Sibneft***
Scope of activity: ***Direction***
Position: ***Vice-president on Finance***

Share in the Charter Capital of the Issuer (%): ***0%***
Share in the Charter Capital of the subsidiary companies (%): ***No shares***

Remuneration, paid off during the reporting period:
The information is confidential

Novikov Vladimir Ivanovich
Born in: ***1945***

Positions held for the last 5 years:
Term: ***1996 -present***
Company: ***JSC Sibneft***
Position: ***Head of Corporate Management Department***

Share in the Charter Capital of the Issuer (%): ***0%***
Share in the Charter Capital of the subsidiary companies (%): ***No shares***

Remuneration, paid off during the reporting period:
The information is confidential

Potapov Konstantin Nikolaevich
Born in: ***1956***

Term: ***1998 -present***
Company: ***JSC Sibneft***
Position: ***Vice-president***

Share in the Charter Capital of the Issuer (%): ***0.0121%***
Share in the Charter Capital of the subsidiary companies (%): ***No shares***

Remuneration, paid off during the reporting quarter:
The information is confidential

Oif Valeriy Aleksandrovich
Born in: ***1964***

Positions held for the last 5 years:
Term: ***1998 - present***
Company: ***JSC Sibneft***
Position: ***Vice-president***

Share in the Charter Capital of the Issuer (%): ***No shares***
Share in the Charter Capital of the subsidiary companies (%): ***No shares***

Remuneration, paid off during the reporting period:
The information is confidential

Poltorak Evgeniy Yakovlevich
Born in: ***1947***

Positions held for the last 5 years:
Term: ***1997- present***
Company: ***JSC Sibneft***
Position: ***Vice-president***

Share in the Charter Capital of the Issuer (%): ***0.0009%***
Share in the Charter Capital of the subsidiary companies (%): ***No shares***

Remuneration, paid off during the reporting period:
The information is confidential

22. The individual executive body and the Collective executive body of the Issuer.

The individual executive body and members of the Collective executive body of the Issuer:

Korsik Aleksandr Leonidovich
Born in: ***1956***

Positions held for the last 5 years:
Term: ***1997 - 1999***
Company: ***JSC Sibneft***
Position: ***Head of Strategic Development Department***

Term: ***1999 - present***
Company: ***JSC Sibneft***
Position: ***First Vice-president***

Term: ***1999 - 2001***
Company: ***JSC Sibneft***
Position: ***Since March 5, 2001 Mrs. Panchenko stopped performing her duties because of her entering the government service***

Share in the Charter Capital of the Issuer (%): ***0%***
Share in the Charter Capital of the subsidiary companies (%): ***No shares***

Remuneration, paid off during the reporting period (rubles):
The information is confidential

Shvidler Eugene Markovich
Born in: ***1964***

Positions held for the last 5 years
Term: ***1998 – 1999***
Company name: ***JSC Sibneft***
Position: ***Acting President***

Term: ***1999 – present***
Company name: ***JSC Sibneft***
Position: ***President***

Share in the Charter Capital of the Issuer (%): ***0%***
Share in the Charter Capital of the subsidiary companies (%): ***No shares***

Remuneration, paid off during the reporting period (rubles.):
The information is confidential

Breeva Tatyana Alekseevna
Born in: ***1951***

Positions held for the last 5 years:
Term: ***1997 - 1999***
Company: ***JSC Sibneft***
Scope of activity: ***Direction***
Position: ***Head of Internal Audit Department***

Term: ***1999 - 2001***
Company: ***JSC Sibneft***
Scope of activity: ***Direction***
Position: ***Chief Accountant***

Term: *2001 - present*
Company: *JSC Sibneft*
Scope of activity: *Direction*
Position: *Vice-president on Finance*

Share in the Charter Capital of the Issuer (%): *0%*
Share in the Charter Capital of the subsidiary companies (%): *No shares*

Remuneration, paid off during the reporting period (rubles.):
The information is confidential

The individual executive body: *Shvidler Eugene Markovich*

23. Remuneration paid to the members of the Board of Directors and other officials of the Issuer.

Total amount of remunerations, paid off to the persons, stated in Articles 21 and 22, for the reporting period:
Salary (rubles):
Bonus (rubles):
Commissions paid (rubles):
Other material awards (rubles):
Total (rubles): *0*

Please see Articles 21 and 22.

24. List of legal entities in which Issuer is a member.

Legal entities in which Issuer holds not less than 5% of the Charter Capital:

Company name: *Limited Liability Company "Khantos"t*
Legal Address: *628007 Khanty-Mansiysk, Mira St., 149*
Postal address: *628007 Khanty-Mansiysk, Mira St., 149*
Share of Issuer in the Charter Capital of the legal entity (%): *100 %*

Company name: *Closed JSC "Kuzbassnefteprodukt"*
Legal address: *654018 Kemerovo region, Novokuznetck, Polevaya St., 1*
Postal address: *654018 Kemerovo region, Novokuznetck, Polevaya St., 1*
Share of Issuer in the Charter Capital of the legal entity (%): *100%*

Company name: *Closed JSC "Sibneftavia"*
Legal Address: *125040 Moscow, Verchnaya St., 34*
Postal address: *125040, Moscow, Verchnaya St., 34*
Share of Issuer in the Charter Capital of the legal entity (%): *100 %*

Company name: *Limited Liability Company "Club Zariche"*
Legal Address: *109017, Moscow, Pyatniskay St., 46, bldg.1*
Postal address: *109017, Moscow, Pyatniskay St., 46, bldg.1*
Share of Issuer in the Charter Capital of the legal entity (%): *100 %*

Company name: *Limited Liability Company "Sibneft-AZS Service"*
Legal address: *109004, Moscow, Bolshaya Kommunisticheskaya St., 38, bld. 1*
Postal address: *109004, Moscow, Bolshaya Kommunisticheskaya St., 38, bld. 1*
Share of Issuer in the Charter Capital of the legal entity (%): *100%*

Company name: *Sib Finance B.V.*
Legal address: *Herengracht 548, 1017CG Amsterdam, The Netherlands*
Postal address: *Herengracht 548, 1017CG Amsterdam, The Netherlands*
Share of Issuer in the Charter Capital of the legal entity (%): *100%*

Company name: ***Limited Liability Company "Sibneft-Tomsk"***
Legal address: ***634009 Tomsk, Zaozerny Per., 1***
Postal address: ***634009 Tomsk, Zaozerny Per., 1***
Share of Issuer in the Charter Capital of the legal entity (%): ***100%***

Company name: ***Limited Liability Company "Sibneft-Krasnoyarsknefteproduct"***
Legal address: ***660049 Krasnoyarsk, Severnoe Shosse, 23 "G"***
Postal address: ***660049 Krasnoyarsk, Severnoe Shosse, 23 "G"***
Share of Issuer in the Charter Capital of the legal entity (%): ***100%***

Company name: ***JSC "Sibneft- Noybrskneftegas"***
Legal address: ***626726 Tyumen region, Yamalo-Nenesky autonomous district, Noybrsk, Lenina St., 59/87***
Postal address: ***626726 Tyumen region, Noybrsk, Lenina St., 59/87***
Share in the Charter Capital of the legal entity (%): ***99.3408 %***

Company name: ***JSC "Sibneft-Omsknefteprodukt"***
Legal Address: ***644099 Omsk-99, Frunze St., 54***
Postal address: ***644099 Omsk-99, Frunze St., 54***
Share of Issuer in the Charter Capital of the legal entity (%): ***78.4552 %***

Company name: ***JSC "Sibneft-Omsk Oil Refinery "***
Legal address: ***Russian Federation, Omsk, Goubkina prospect, 1***
Postal address: ***Russian Federation, 644040 Omsk -40, Goubkina prospect, 1***
JSC "Sibneft-ONPZ"
Share of Issuer in the Charter Capital of the legal entity (%): ***75.296 %***

Company name: ***Limited Liability Company "Sibneft-Noyabrsknefteprodukt"***
Legal address: ***626726 Tyumen region, Noyabrsk, promzona***
Postal address: ***626726 Tyumen region, Noyabrsk, promzona***
Share in the Charter Capital of the legal entity (%): ***75 %***

Company name: ***Closed JSC "Compania mobilnaya karta (Kuzbass)"***
Legal address: ***652970 Russia, Kemerovskaya region, Tashtagol, Lenina St., 50***
Postal address: ***652970 Russia, Kemerovskaya region, Tashtagol, Lenina St., 50***
Share in the Charter Capital of the legal entity (%): ***75 %***

Company name: ***JSC "Sibneft-Noybrskneftegasgeophizika"***
Legal Address: ***626726, Tyumen region, Yamalo-Nenesky autonomous district, Noybrsk, Promyshlennay zona***
Postal address: ***626726, Tyumen region, Noybrsk, Promyshlennay zona***
Share of Issuer in the Charter Capital of the legal entity (%): ***66.7 %***

Company name: ***JSC "Tyumennefteprodukt"***
Legal address: ***625000, Tyumen, Lenina Str., 67***
Postal address: ***625048, Tyumen, Respubliki Str., 81***
Share of Issuer in the Charter Capital of the legal entity (%): ***57.7 %***

Company name: ***Closed JSC "Mediacenter-A7"***
Legal Address: ***Russian Federation,Omsk, 22 Dekabrya St., 98***
Postal address: ***Russian Federation,Omsk, 22 Dekabrya St., 98***
Share of Issuer in the Charter Capital of the legal entity (%): ***51 %***

Company name: ***Limited Liability Company "NI and PP "Inpetro"***
Legal Address: ***113035 Moscow, Sadovnicheskaya St., 71, bldg. 3***
Postal address: ***113035 Moscow, Sadovnicheskaya St., 71, bldg. 3***
Share of Issuer in the Charter Capital of the legal entity (%): ***51 %***

Company name: *Closed JSC "Sibneft-Ural"*
Legal Address: *620102 Ekaterinburg, Shaumyana St., 73/16*
Postal address: *620102 Ekaterinburg, Shaumyana St., 73/16*
Share of Issuer in the Charter Capital of the legal entity (%): *51 %*

Company name: *Limited Liability Company "Radio ZS"*
Legal address: *629810 YANAO, Noyabrsk, Izyskateley St., 51*
Postal address: *629810 YANAO, Noyabrsk, P.O. Box 713*
Share of Issuer in the Charter Capital of the legal entity (%): *51%*

Company name: *JSC "Sibneft-Barnaulnefteprodukt"*
Legal Address: *656004 Barnaul, Karl Marx St., 124*
Postal address: *656004 Barnaul, Karl Marx St., 124*
Share of Issuer in the Charter Capital of the legal entity (%): *50.5 %*

Company name: *Closed JSC "Airoport-Service"*
Legal address: *633115 Novosibirsk region, Ob-4, airoport 4 "Tolmachevo"*
Postal address: *633115 Novosibirsk region, Ob-4, airoport 4 "Tolmachevo"*
Share of Issuer in the Charter Capital of the legal entity (%): *50.0013 %*

Company name: *Limited Liability Company "Sibneft-Yugra"*
Legal Address: *628007 Khanty-Mansiysk, Mira St., 149*
Postal address: *628007 Khanty-Mansiysk, Mira St., 149*
Share of Issuer in the Charter Capital of the legal entity (%): *50 %*

Company name: *Limited Liability Company "Sibneft-Chukotka"*
Legal Address: *689000 Chukotskiy autonomus district, Anadyr, Rultytegina St., 6*
Postal address: *689000 Chukotskiy autonomus district, Anadyr, Rultytegina St., 6*
Share of Issuer in the Charter Capital of the legal entity (%): *50 %*

Company name: *JSC "Sverdlovsknefteprodukt"*
Legal address: *620014 Ekaterinburg, 8 Marta St., 25*
Postal address: *620014 Ekaterinburg, 8 Marta St., 25*
Share of Issuer in the Charter Capital of the legal entity (%): *40.49 %*

Company name: *JSC "Meretoyakhaneftegas"*
Legal address: *YaNAR, Purovskiy district, Muravlenko,Prombaza panel, 15*
Postal address: *629604 YaNAR, Purovskiy district, Muravlenko,Prombaza panel, 15*
Share of Issuer in the Charter Capital of the legal entity (%): *19.88*%

Company name: *Limited Liability Company "Sibneftenergo"*
Legal address: *630099 Novosibirsk, Oktyabrskya St., 52*
Postal address: *630099 Novosibirsk, Oktyabrskya St., 52*
Share of Issuer in the Charter Capital of the legal entity (%): *19*%

Company name: *JSC "Ekaterinburg Oil Products Company"*
Legal address: *620100 Ekaterinburg, 5 km of Siberian highway*
Postal address: *620100 Ekaterinburg, 5 km of Siberian highway*
Share of Issuer in the Charter Capital of the legal entity (%): *14.97 %*

Company name: *Closed JSC "TV6 REGION"*
Legal address: *103030 Moscow, Dolgoroukovskaya St., 33, bldg. 8*
Postal address: *103030 Moscow, Dolgoroukovskaya St., 33, bldg. 8*
Share of Issuer in the Charter Capital of the legal entity (%): *12.5 %*

25. Share in Charter Capital of JSC Sibneft of all juridical persons in which the issuer is owner of more

than 5% of Charter Capital and also share of their officials in Charter Capital of Issuer:

25.1 Company name: ***Limited Liability Company "Khantos"***
Legal Address: ***628007 Khanty-Mansiysk, Mira St., 149***
Postal address: ***628007 Khanty-Mansiysk, Mira St., 149***
Share of Issuer in the Charter Capital of the legal entity (%): ***100 %***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

25.2 Company name: ***Closed JSC "Kuzbassnefteprodukt"***
Legal address: ***654018 Kemerovo region, Novokuznetck, Polevaya St., 1***
Postal address: ***654018 Kemerovo region, Novokuznetck, Polevaya St., 1***
Share of Issuer in the Charter Capital of the legal entity (%): ***100***%
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

25.3 Company name: ***Closed JSC "Sibneftavia"***
Legal address: ***125040 Moscow, Verchnaya St., 34***
Postal address: ***125040 Moscow, Verchnaya St., 34***
Share of Issuer in the Charter Capital of the legal entity (%): ***100 %***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

25.4 Company name: ***Limited Liability Company "Club Zariche"***
Legal address: ***109017 Moscow, Pyatniskay St., 46, bldg.1***
Postal address: ***109017 Moscow, Pyatniskay St., 46, bldg.1***
Share of Issuer in the Charter Capital of the legal entity (%): ***100 %***
Share of the legal entities in the Charter Capital of Issuer: ***No shares***
Officials:

25.4.1 ***Goncharova Marina Alekseevna***
Function of official: ***individual executive body***
Share in the Charter Capital of Issuer: ***0 %***

25.5 Company name: ***Limited Liability Company "Sibneft-AZS Service"***
Legal address: ***109004, Moscow, Bolshaya Kommunisticheskaya St., 38, bld. 1***
Postal address: ***109004, Moscow, Bolshaya Kommunisticheskaya St., 38, bld. 1***
Share of Issuer in the Charter Capital of the legal entity (%): ***100***%
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

25.6 Company name: ***Sib Finance B.V.***
Legal address: ***Herengracht 548, 1017CG Amsterdam, The Netherlands***
Postal address: ***Herengracht 548, 1017CG Amsterdam, The Netherlands***
Share of Issuer in the Charter Capital of the legal entity (%): ***100***%
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

25.7 Company name: ***Limited Liability Company "Sibneft-Tomsk"***
Legal address: ***634009 Tomsk, Zaozerny Per., 1***
Postal address: ***634009 Tomsk, Zaozerny Per., 1***
Share of Issuer in the Charter Capital of the legal entity (%): ***100***%
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

25.8 Company name: ***Limited Liability Company "Sibneft-Krasnoyarsknefteproduct"***
Legal address: ***660049 Krasnoyarsk, Severnoe Shosse, 23 "G"***
Postal address: ***660049 Krasnoyarsk, Severnoe Shosse, 23 "G"***
Share of Issuer in the Charter Capital of the legal entity (%): ***100***%
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

25.9 Company name: ***JSC "Sibneft-Noyabrskneftegas"***
Legal Address: ***626726 Tyumen region, Yamalo-Nenesky autonomous district,***

Noybrsk, St. Lenina, 59/87
Postal address: ***626726 Tyumen region, Noybrsk, St. Lenina, 59/87***
Share of Issuer in the Charter Capital of the legal entity (%): ***99.3408 %***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***
Officials:

25.9.1 ***Link Yuriy Aleksandrovich***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0 %***

25.9.2 ***Mukhametzyanov Reval Nurlygayanovich***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0.00167 %***

25.9.3 ***Matevosov Andrey Rafaelovich***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0 %***

25.9.4 ***Stavskiy Mikhail Efimovich***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0 %***

25.9.5 ***Kovalchuk Olga Konstantinovna***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0 %***

25.9.6 ***Stavskiy Mikhail Efimovich***
Function of official: ***Individual executive body***
Share in the Charter Capital of Issuer: ***0 %***

25.10 Company: ***JSC "Sibneft-Omsknefteprodukt"***
Legal address: ***644099 Omsk-99, Frunze St., 54***
Postal address: ***644099 Omsk-99, Frunze St., 54***
Share of Issuer in the Charter Capital of the legal entity (%): ***78.4552 %***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***
Officials:

25.10.1 ***Pokoev Aleksandr Panteleevich***
Function of official: ***Individual executive body***
Share in the Charter Capital of Issuer: ***0.000758 %***

25.10.2 ***Baibus Vladimir Valentinovich***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0 %***

25.10.3 ***Kovalchuk Olga Konstantinovna***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0 %***

25.10.4 ***Komarov Andrey Borisovich***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0 %***

25.10.5 ***Pokoev Aleksandr Panteleevich***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0.000758 %***

25.10.6 ***Alexandrov Georgy Viktorovich***
Function of official: ***Member of Board of Directors***

Share in the Charter Capital of Issuer: *0 %*

25.11 Company name: ***JSC "Sibneft-Omsk Oil Refinery"***
Legal address: ***Russian Federation, Omsk, Goubkina prospect, 1***
Postal address: ***Russian Federation, 644040 Omsk -40, Goubkina prospect, 1 JSC "Sibneft-Omsk Oil Refinery"***
Share of Issuer in the Charter Capital of the legal entity (%): ***75.296 %***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***
Officials:

25.11.1 ***Sarvarov Ildus Irekovich***
Function of official: ***Individual executive body***
Share in the Charter Capital of Issuer: ***0.000147 %***

25.11.2 ***Martynov Sergey Vaycheslavovich***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0 %***

25.11.3 ***Kovalchuk Olga Konstantinovna***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0 %***

25.11.4 ***Sukharkova Evgeniya Nokolaevna***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0 %***

25.11.5 ***Sarvarov Ildus Irekovich***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0.000147 %***

25.11.6 ***Alexandrov Georgy Viktorovich***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0 %***

25.12 Company Name: ***Limited Liability Company "Sibneft-Noyabrsknefteprodukt"***
Legal Address: ***626726 Tyumen region, Noyabrsk, Promyshlennaya zona***
Postal address: ***626726 Tyumen region, Noyabrsk, Promyshlennaya zona***
Share of Issuer in the Charter Capital of the legal entity (%): ***75 %***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

25.13 Company name: ***Closed JSC "Compania mobilnaya karta (Kuzbass)"***
Legal address: ***652970 Russia, Kemerovskaya region, Tashtagol, Lenina St., 50***
Postal address: ***652970 Russia, Kemerovskaya region, Tashtagol, Lenina St., 50***
Share in the Charter Capital of the legal entity (%): ***75 %***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

25.14 Company name: ***JSC "Sibneft-Noyabrskneftegazgeophizika"***
Legal address: ***626726 Tyumen region, Yamalo-Nenesky autonomous district, Noybrsk, Promyshlennay zona***
Postal address: ***626726, Tyumen region, Noybrsk, Promyshlennay zona***
Share of Issuer in the Charter Capital of the legal entity (%): ***66.704 %***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***
Officials:

25.14.1 ***Pasechnik Mikhail Petrovich***
Function of official: ***Individual executive body***
Share in the Charter Capital of Issuer: ***0.000169 %***

25.14.2 ***Leshko Alla Ivanovna***

Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0 %***

25.14.3 ***Mukhamedzyanov Reval Nurlygayanovich***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0.00167 %***

25.14.4 ***Palekhova Nataliya Nikolaevna***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0 %***

25.14.5 ***Diyashev Iskander Rasimovich***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0 %***

25.14.6 ***Latysh Rostislav Rostislavovich***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0 %***

25.14.7 ***Svaykin Vladimir Anatolyevich***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0 %***

25.14.10 ***Pasechnik Mikhail Petrovich***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0.000169 %***

25.15 Company name: ***JSC "Tyumennefteprodukt"***
Legal address: ***Tyumen, Uritskogo Str., 28***
Postal address: ***625000, Tyumen, Lenina Str., 67***
Share of Issuer in the Charter Capital of the legal entity (%): ***57.7 %***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

25.16 Company name: ***Closed JSC "Mediacenter-A7"***
Legal Address: ***Russian Federation,Omsk, 22 Dekabrya St., 98***
Postal address: ***Russian Federation,Omsk, 22 Dekabrya St., 98***
Share of Issuer in the Charter Capital of the legal entity (%): ***51 %***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

25.17 Company name: ***Limited Liability Company "NI and PP "Inpetro"***
Legal address: ***113035 Moscow, Sadovnicheskaya St., 71, bldg. 3***
Postal address: ***113035 Moscow, Sadovnicheskaya St., 71, bldg. 3***
Share of Issuer in the Charter Capital of the legal entity (%): ***51 %***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

25.18 Company name: ***Closed JSC "Sibneft-Ural"***
Legal address: ***620102 Ekaterinburg, Shaumyana St., 73/16***
Postal address: ***620102 Ekaterinburg, Shaumyana St., 73/16***
Share of Issuer in the Charter Capital of the legal entity (%): ***51 %***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

25.19 Company name: ***Limited Liability Company "Radio-ZS"***
Legal address: ***629810 YANAO, Noybrsk, Izyskateley St., 51***
Postal address: ***629810 YANAO, Noyabrsk, P.O.Box 713***
Share of Issuer in the Charter Capital of the legal entity (%): ***51 %***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

25.20 Company name: ***JSC "Sibneft-Barnaulnefteprodukt"***
Legal Address: ***656004 Barnaul, Karl Marx St., 124***
Postal address: ***656004 Barnaul, Karl Marx St., 124***
Share of Issuer in the Charter Capital of the legal entity (%): ***50.5%***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

25.21 Company name: ***Limited Liability Company "Sibneft-Yugra"***
Legal Address***: 628007 Khanty-Mansiysk, Mira St., 149***
Postal address: ***628007 Khanty-Mansiysk, Mira St., 149***
Share of Issuer in the Charter Capital of the legal entity (%): ***50 %***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

25.22 Company name: ***Closed JSC "Airoport-Service"***
Legal address: ***633115 Novosibirsk region, Ob--4, airoport 4 "Tolmachevo"***
Postal address: ***633115 Novosibirsk region, Ob--4, airoport 4 "Tolmachevo"***
Share of Issuer in the Charter Capital of the legal entity (%): ***50 %***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

25.23 Company name: ***Limited Liability Company "Sibneft-Chukotka"***
Legal address***: 689000 Chukotskiy autonomus district, Anadyr, Rultytegina St., 6***
Postal address: ***689000 Chukotskiy autonomus district, Anadyr, Rultytegina St., 6***
Share of Issuer in the Charter Capital of the legal entity (%): ***50 %***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

25.24 Company name: ***JSC "Sverdlovsknefteprodukt"***
Legal address: ***620014 Ekaterinburg, 8th March St., 25***
Postal address: ***620014 Ekaterinburg, 8th March St., 25***
Share of Issuer in the Charter Capital of the legal entity (%): ***40.49 %***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

25.25 Company name***: JSC "Meretoyakhaneftegas"***
Legal address: ***YaNAR, Purovskiy district, Muravlenko,Prombaza panel, 15***
Postal address: ***629604 YaNAR, Purovskiy district, Muravlenko,Prombaza panel, 15***
Share of Issuer in the Charter Capital of the legal entity (%): ***19.88***%
Share of the legal entity in the Charter Capital of Issuer: ***No shares***
Officials:

25.25.1 ***Marchenko Igor Valentinovich***
Function of official: ***Individual executive body***
Share in the Charter Capital of Issuer: ***0%***

25.25.2 ***Leshko Alla Ivanovna***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0 %***

25.25.3 ***Matevosov Andrey Rafaelovich***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0%***

25.25.4 ***Sukharkova Evgeniya Nikolaevna***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0 %***

25.25.5 ***Trukhachev Andrey Nikolaevich***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0 %***

25.25.6 ***Yanchev Petr Viktorovich***

Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0 %***

25.26 Company name: ***Limited Liability Company "Sibneftenergo"***
Legal address: ***630099 Novosibirsk, Oktyabrskya St., 52***
Postal address: ***630099 Novosibirsk, Oktyabrskya Str., 52***
Share of Issuer in the Charter Capital of the legal entity (%): *19%*
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

25.27 Company name: ***JSC "Ekaterinburg Oil Products Company"***
Legal address: ***620100 Ekaterinburg, 5 km of Siberian highway***
Postal address: ***620100 Ekaterinburg, 5 km of Siberian highway***
Share of Issuer in the Charter Capital of the legal entity (%): ***14.97 %***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

25.28 Company name: ***Closed JSC "TV6 REGION"***
Legal address: ***103030 Moscow, Dolgorukovskaya St., 33, bldg. 8***
Postal address: ***103030 Moscow, Dolgorukovskaya St., 33, bldg. 8***
Share of Issuer in the Charter Capital of the legal entity (%): ***12.5 %***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

26. Other affiliates of Issuer.

26.1 Company name: ***Sibneft Oil Trade Company Limited***
Legal address: ***3 Floor, Omar Hodge Building, Wickhams Cay I, P.O. Box 362, Road Town, Tortola, British Virgin Islands***
Postal address: ***3 Floor, Omar Hodge Building, Wickhams Cay I, P.O. Box 362, Road Town, Tortola, British Virgin Islands***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

26.2 Company name: ***Open Joint-Stock Company Medical Insurance Company "Panaceya"***
Legal address: ***626726 Russian Federation, Tyumen region, Noyabrsk, Sovetskaya St., 86***
Postal address: ***626726 Russian Federation, Tyumen region, Noyabrsk, Sovetskaya St., 86***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

26.3 Company name: ***Limited Liability Company "Noyabrskneftespetcstroy"***
Legal Address: ***626726 Russian Federation, Tyumen region, Noyabrsk, promzona***
Postal address: ***626726 Russian Federation, Tyumen region, Noyabrsk, promzona***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

26.4 Company name: ***JSC "Factory of ceramic and construction materials "***
Legal Address: ***Russian Federation, Tyumen region, Yamalo-Nenetckiy Autonomous District, Noyabrsk***
Postal address: ***Russian Federation, Tyumen region, Yamalo-Nenetckiy Autonomous District, Noyabrsk***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

26.5 Company name: ***Open JSC "NoyabrskAUTOservice"***
Legal Address: ***Russian Federation, Tyumen region, Yamalo-Nenetckiy Autonomous District, Noyabrsk, promzona***
Postal address: ***Russian Federation, Tyumen region, Yamalo-Nenetckiy Autonomous District, Noyabrsk, promzona***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

26.6 Company name: ***Closed JSC "Publishing house "Blagovest"***

Legal address: ***Russia, Tyumen region, Yamalo-Nenetckiy Autonomous District, Noyabrsk, Prospekt Mira, 78A***
Postal address: ***Russia, Tyumen region, Yamalo-Nenetckiy Autonomous District, Noyabrsk, Prospekt Mira, 78A***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter of Issuer: ***No shares***

26.7 Company name: ***Limited Liability Company "Constructing-and-mounting trust"***
Legal address: ***Russia, Tyumen region, Yamalo-Nenetckiy Autonomous District, Noyabrsk, promzona, panel #5***
Postal address: ***Russia, Tyumen region, Yamalo-Nenetckiy Autonomous District, Noyabrsk, promzona, panel #5***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter of Issuer: ***No shares***

26.8 Company name: ***Limited Liability Company "Noyabrskiy oil and gas development institute "Noyabrskneftegasproekt"***
Legal address: ***626726 Russia, Tyumen region, Noyabrsk, Lenina St., 49***
Postal address: ***626726 Russia, Tyumen region, Noyabrsk, Lenina St., 49***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

26.9 Company name: ***Limited Liability Company "Neftechimstroy"***
Legal address: ***644040 Russia, Omsk-40, prospekt Gubkina, 1***
Postal address: ***644040 Russia, Omsk-40, prospekt Gubkina, 1***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

26.10 Company name: ***Limited Liability Company "Center of food and trading"***
Legal address: ***644040 Russia, Omsk, Neftezavodskaya St., 1***
Postal address: ***644040 Russia, Omsk, Neftezavodskaya St., 1***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

26.11 Company name: ***Limited Liability Company "Interer-plus"***
Legal address: ***644040 Russia, Omsk -40, prospekt Gubkina, 1***
Postal address: ***644040 Russia, Omsk -40, prospekt Gubkina, 1***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

26.12 Company name: ***Limited Liability Company "Neftechimremont"***
Legal address: ***644040 Russia, Omsk -40, prospekt Gubkina, 1***
Postal address: ***644040 Russia, Omsk -40, prospekt Gubkina, 1***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

26.13 Company name: ***Limited Liability Company "Maintenance station Virazh"***
Legal address: ***Russia, Omsk, village Karer, 817 km of Novosibirskiy highroad***
Postal address: ***Russia, Omsk, village Karer, 817 km of Novosibirskiy highroad***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

26.14 Company name: ***Limited Liability Company "Maintenance station № 32"***
Legal address: ***Russia, Omsk, 3-ya Molodezhnaya St., 12a***
Postal address: ***Russia, Omsk, 3-ya Molodezhnaya St., 12a***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

26.15 Company name: *Limited Liability Company "Product-technical firm "Nefteproductservice"*
Legal address: ***644024 Russia, Omsk, 10 let Oktyabrya St., 33***
Postal address: ***644024 Russia, Omsk, Frunze St., 54***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

26.16 Company name: *Limited Liability Company "PromService"(before renaming LLC "Sibneft-Service")*
Legal address: ***Russian Federation, Yamalo-Nenetskiy autonomous district, Muravlenko, promzona***
Postal address: ***626601 Russian Federation, Yamalo-Nenetskiy autonomous district, Muravlenko, promzona***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

26.17 Company name: *Limited Liability Company "Service Boring Company" (before renaming - "Sibneft-Burenie")*
Legal address: ***Russian Federation, Tyumen region, Yamalo-Nenetskiy autonomous district, Noyabrsk, promzona***
Postal address: ***629807 Russian Federation, Tyumen region, Yamalo-Nenetskiy autonomous district, Noyabrsk, promzona***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

26.18 Company name: *Limited Liability Company "Kapitalny remont skvazhin – Service" (before renaming – LLC "Sibneft- Administration of pull-out of holes ")*
Legal address: ***Russian Federation, YANAO, Noyabrsk, promzona***
Postal address: ***629807 Russian Federation, YANAO, Noyabrsk, promzona***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

26.19 Company name: *Limited Liability Company "Yamalenergoremont"*
Legal address: ***629809, Tyumen region, Yamalo-Nenetskiy autonomous district, Noyabrsk, promzona***
Postal address: ***629809, Tyumen region, Yamalo-Nenetskiy autonomous district, Noyabrsk, promzona***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

26.20 Company name: *Limited Liability Company "Tyumenbazsnab"*
Legal address: ***625010, Tyumen, Barabinskaya St.,1***
Postal address: ***625010, Tyumen, Barabinskaya St.,1***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

27. Issuer's Share in the Charter Capital of other affiliates.
Please see articles 24, 25, 26

28. Share of affiliates, their founders and officers in Issuer's Charter Capital.
Please see article 24, 25, 26

29. Individuals owning more than 5% votes at the shareholders' meeting.
Company name: *Closed JSC "ING BANK (EURASIA) CJSC" (Nominee)*
Share: *23.6806 %*

Company name: *JSC "West-Siberian Depository"(Nominee)*
Share: *19.4556 %*

Company Name: *Closed JSC "ABN AMRO BANK A.O." (Nominee)*
Share: *19.5312 %*

Company name: *Non-profit partnership "NATIONAL DEPOSITORY CENTER" (Nominee)*
Share: *14.8702 %*

Company name: *Limited Liability Company "DEUTSCHE BANK" (Nominee)*
Share: *13.8427 %*

Company name: *Closed JSC "Depository-Clearing Company" (Nominee)*
Share: *5.0481 %*

30. Issuer's Share in industrial, banking and financial groups, holdings, corporations and associations.
Full name: *"Russian Marketing Association"*
Function of the Issuer: *Member of Association*

Full name: *Non-profit partnership «Siberian hockey corporation»*
Function of the Issuer: *The partnership co-founder*

Full name: *Autonomous non-profit organization "Professional football club "Irtysh"*
Function of the Issuer: *The partnership co-founder*

Full name: *Non-profit partnership "Western-Siberian investments center"*
Function of the Issuer: *The partnership co-founder*

31. Branches and representative offices of the Issuer.
Full name: *Moscow branch*
Legal address: *109017, Moscow, Bolshoy Tolmachevskiy pereulok, 3*
Postal address: *113035, Moscow, Sadovnicheskaya St., 4*
Full name of the manager: *Goncharova Marina Alekseevna*
Opening date: *August 16, 1996*
Power of attorney validity: *till April 1, 2002*

Full name: *Yamalsk representative office*
Legal address: *626600 Tyumen region, Yamalo-Nenetskiy Autonomous District, Salekhard, Obskaya St., 20.*
Postal address: *626600 Tyumen region, Yamalo-Nenetskiy Autonomous District, Salekhard, Obskaya St., 20.*
Full name of the manager: *Lyalin Vladimir Mikhaylovich*
Opening date: *April 29, 1996*
Power of attorney validity: *till February 01, 2003*

Full name: *Noyabrsk branch*
Legal address: *Yamalo-Nenetskiy Autonomous District, Noyabrsk*
Postal address: *Yamalo-Nenetskiy Autonomous District, Noyabrsk*
Full name of the manager: *Elfimov Vladimir Alekseevich*
Opening date: *September 6, 2000*
Power of attorney validity: *till March 01, 2002*

32. Issuer's personnel.
Average number of employees including employees working in branches and representative offices for the accounting period: *588*

33. Description of the basic types of the activities of the Issuer.
Oil production and refining in the Russian Federation is basically carried out by a number of Vertically Integrated Companies such as LUKoil, YUKOS, Surgutneftegas, Tatneft, Sidanco, Tyumenskaya Neftyanaya Companiya, Sibneft, Rosneft and others.
Sibneft's operations span the range of activities including:
- *oil and gas exploration, development and production;*
- *oil refining;*

· oil and refined products selling.

The main types of Sibneft's activities:

· crude oil, gas;

· refined oil products.

Sources of raw materials and services:

"Sibneft" and its subsidiary JSC "Sibneft-Noyabrskneftegas" own licenses for exploration of fields at the territory of YNAR, KMAR and Omsk region.

JSC "Sibneft" enlists its subsidiaries for execution of production and also makes use of services from the number of Russian and foreign contractors. The suppliers of material and technical resources are Russian and foreign producers.

The core raw material for JSC "Sibneft-Omsk Oil Refinery" is crude oil, produced by JSC "Sibneft-Noyabrskneftegas".

· Refined products distributed through JSC "Sibneft-Omsknefteproduct", JSC "Sibneft-Barnaulnefteproduct", Closed JSC "Kuzbassnefteproduct", JSC "Sverdlovsknefteprodukt", JSC "Ekaterinburgnefteprodukt" are the oil products produced by OJSC "Sibneft-Omsk Oil Refinery".

Major Markets:

Domestically the main consumer of crude oil sold by OJSC "Sibneft" is OJSC "Sibneft-Omsk Oil Refinery".

Sibneft sells refined products primarily in Omsk region, Kemerovo region, Altay region, Krasnoyarskiy region, Tyumen region (including Yamalo-Nenetskiy and Khanty-Mansiyskiy Autonomous Districts), Novosibirsk region, Sverdlovsk region, Tomsk region, Kurgan region, Irkutsk region.

Crude oil and refined products are also exported to the countries near and far abroad.

Working Capital Requirements:

Issuer is implementing strategy aimed at optimization of the working capital and inventory.

Seasonal operations:

Issuer's activities are not affected by the seasonal factor.

Main competitors:

Main competitors of OJSC Sibneft are vertically integrated Russian oil companies, Sibneft competes with these companies in the markets where it sells its refined products.

34. Investment's declaration. Description of the basic types of the activities of the Issuer.

Provided only by investment funds.

35. Strategy.

With the purpose of creation of the base for stable development, improving of competitiveness and increase of profit in the interest of all shareholders the Company is carrying out works on following priority directions:

- *Capital consolidation and optimizing of a management structure at the expense of transition on one share.*
- *Completion of wide-ranging restructuring programme that provides reorganization of several service structures into independent subdivisions, sale of nonspecialized enterprises and transfer of social assets to municipal officials.*
- *Increase of capital investments into oil production.*
- *Increase of oil extraction.*
- *Intensification of work at the new fields.*
- *Applying of advanced technologies, worked out together with Shlumberger, (horizontal drilling, hydrofracturing well restoration, kickoff second shafts)*
- *Supplementary exploration of reserves of oil by exploration drilling, carrying out 3D seismic studies, reconstruction and increase of output of low-performance and inoperative wells.*
- *Improving of quality of gasoline and diesel oil up to the perspective level at the expense of the implementation of sulphurous acid alkylation unit, catalic reforming unit with continuous catalyst regeneration.*
- *Improving of ecological situation at the technological units at the expense of the implementation of new technology of cleaning the soil and water from contaminating by oil refined products, decrease of energy consumption at the expense of implementation of power-saving technologies.*
- *Expansion of network of stationary and container petrol stations of European standards, developing and*

strengthening Company's position at the distribution market of oil products.
Accepted business plan for 2002 defines further development of priority directions of Company's main activities, increasing in oil-producing assets and maximum returning from capital assets, increasing of effectiveness and cost cutting.

36. Issuer Charter Capital.

Amount of Charter Capital (RUR): ***7 586 079.4224***

Distribution of Charter Capital by species of stocks:
Ordinary stocks:
Total amount (RUR): ***7 586 079.4224***
Share in Charter Capital: ***100 %***
Preferred stocks:
Total amount (RUR): ***0***
Share in Charter Capital: ***0 %***

37. Government Participation in Sibneft's Charter Capital

The Government share of Charter Capital of Issuer:
No such shares

The share of Issuer's Charter Capital that is in the State (municipal) ownership:
No such shares

The presence of the special rights on participation of the Russian Federation, subject of the Russian Federation in the management of Issuer ("gold share")
No such rights

38. Declared shares.

No such shares

39. Essential agreements and obligations of Issuer.

40. The Issuer's obligations for share and convertible securities into shares

No obligation.

41. Information on sanctions imposed on Issuer, information on litigations and inspections.

Sanctions imposed on Issuer by the organs of government and by court for the last three financial years and for the current year.
No such sanctions.

Description of all current or finished litigations in the reporting period, which can essentially affect the activity of Issuer:
No such litigations.

Description of ground of all current or finished inspections in the reporting period of Issuer, which are conducted by the organs of government, and also audit of Issuer, which is conducted by request of shareholders:
No such inspections.

42. Material information (events, activities) for the reporting period.

Date of fact's occurrence (actions): ***01.04.2002***
Code: ***0300146A01042002***

1. Full name of the legal entity which has changed the share in the Issuer's Charter Capital:
(Nominee) LLC "Deutsche Bank"

Legal address: 129090, Moscow, Schepkina St., 4
Postal address: 129090, Moscow, Schepkina St., 4
Share of the legal entity in the Charter Capital of the Issuer:
Before changing – 17.4252%
After changing – 12.785%
2. Full name of the legal entity which has changed the share in the Issuer's Charter Capital:
(Nominee) CJSC "Depository-Clearing Company"
Legal address: 125047, Moscow, 1st Tverskaya-Yamskaya St., 13
Postal address: 103064, Moscow, Staraya Basmannaya St., 14/2, bldg. 4
Share of the legal entity in the Charter Capital of the Issuer:
Before changing – 1.0254%
After changing – 5.6655%

Date of the changing: 01.04.2002

Vice President *E.Y.Poltorak*

Date of fact's occurrence (actions): *23.04.2002*
Code: *0400146A23042002*

Hereby JSC Sibneft informs that some changes have occurred in the list of legal entities in which the Issuer has a share.
The Issuer has acquired the share in the charter capital of OJSC "Meretoyakhaneftegas":
Legal address: YaNAR, Purovsky district, Muravlenko, Prombaza panel 15
Postal address: 629604, YaNAR, Purovsky district, Muravlenko, Prombaza panel 15
Share of the Issuer in the Charter Capital of the legal entity:
Before changing – 0%
After changing – 19.88%

Date of the changing: 23.04.2002

Vice President *E.Y.Poltorak*

Date of fact's occurrence (actions): *30.04.2002*
Code: *0800146A30042002*

According to the financial statement:
Value of assets on the results of 2001 was 51.283.690 thousand roubles.
Value of assets on the end of I quarter 2002 was 58.246.721 thousand roubles.
Value of assets increased by 6.963.031 thousand roubles or 13,58 per cent within I quarter 2001 due to increase in incompleted construction, resources and VAT relevant to this assets, and also to increase in receivables, shot term investments and funds.

Vice President *E.Y.Poltorak*

Chief Accountant *E.N. Sukharkova*

Date of fact's occurrence (actions): *30.04.2002*
Code: *0900146A30042002*

According to the financial statement of Sibneft's activity for I quarter 2002 the loss amounted 317.979 thousand roubles.

Value of profit for 2001 amounted 1.750.430 thousand roubles.
Profit for IV quarter 2001 amounted 55.348 thousand roubles.
The loss of I quarter 2002 occurred due to decrease in the amount of proceeds and increase in non-business expenses.

Vice President *E.Y.Poltorak*

Chief Accountant *E.N.Sukharkova*

Date of fact's occurrence (actions): *14.05.2002*
Code: *1500146A14052002*

There was made a decision on the first question of agenda "To hold the Annual General Meeting of Shareholders of JSC Sibneft" to fix the date of compilation of the list of shareholders entitled to participate in the Annual General Meeting of Shareholders – 14th May, 2002, at the meeting of Board of directors of Open Joint Stock Company "Siberian Oil Company" of 14th May, 2002.

Vice-president *E. Poltorak*

Date of fact's occurrence (actions): *14.05.2002*
Code: *1300146A14052002*

There were made a decisions on the questions of agenda at the meeting of the Board of Directors of JSC Sibneft:
There were made the following decisions on question 1 "To hold the Annual General Meeting of Shareholders of JSC Sibneft":

"1.1. To hold the Annual General Meeting of Shareholders of JSC Sibneft (on results of 2001) in the form of joint attendance on 28 June, 2002 in Moscow with the following agenda:
To approve the annual report of JSC Sibneft for 2001.
To approve the balance sheet of JSC Sibneft, the profit and loss account, the distribution of profits and losses for 2001.
To elect members of the Board of Directors of JSC Sibneft.
To elect members of the Audit Committee of JSC Sibneft.
To approve an auditor for 2002.
To elect the President of JSC Sibneft.
To approve the Charter of JSC Sibneft in new edition.
To approve the office regulations of JSC Sibneft in new edition (the Regulations on the General Meeting of Shareholders, the Regulations on the Board of Directors, the Regulation of the Audit Committee, the Regulation of the President, the Regulation of the Management Board).
To remunerate members of the Board of Directors.

1.2. To fix the date of compilation of the list of shareholders entitled to participate in the Annual General Meeting of Shareholders of JSC Sibneft – 14 May, 2002 at 6:00 p.m.

1.3. To approve the following list of information provided to shareholders in preparation of the Annual General Meeting:
The annual report for 2001.
The balance sheet, the profit and loss account and the distribution of profits and losses for 2001.
The report of the Audit Committee and the audit opinion for 2001.
Information on candidates to the Board of Directors and to the Audit Committee
Brief information on auditing firm.
The draft of the Charter and office regulations in new edition.
To insert the procedure of familiarizing shareholders of JSC Sibneft with information (materials) provided to

them in preparation of the Annual General Meeting into the notification of the Annual General Meeting.

1.4. To suggest that the Annual General Meeting should approve the working bodies of the Meeting in the following structure:
Protocol group:
Novikov V.I., Chudinov O.E., Palekhova N.N., Fedluk V.P.,Rumyantceva T.I.

Presidium of the Annual General Meeting:
The Chairman of the meeting – Potapov K.N.
The Secretary of the meeting – Novikov V.I.

1.5. To set that in accordance with the resolution of the Extraordinary Meeting of Shareholders of JSC Sibneft of 29 April, 1998 the duties of Calculation commission are performed by the registrar of the Company – OJSC Registrator R.O.S.T.

There was made the following decision on question 2 "To approve preliminary the annual report of JSC Sibneft and distribution of profits and losses for 2001":

To approve preliminary the annual report of JSC Sibneft for 2001.
To advise to the Annual General Meeting to approve the annual report and proposed distribution of profits and losses for 2001.

There was made the following decision on question 3 "To advise to the Annual General Meeting to choose the auditor for 2002":

3.1 To include the following auditing companies into voting bulletin for the Annual General Meeting of Shareholders on the question of approving auditor for 2002: PriceWaterhouseCoopers, Deloitte & Touche, Ernst & Young.

8 member of 9 presented at the Meeting of the Board of Directors, which was held in the form of joint attendance.
The results of the voting on all the questions of agenda: "for" – 8; "abstain" – non; "against" – non.

Vice-president *E. Poltorak*

Date of fact's occurrence (actions): *20.05.2002*
Code: *0400146A20052002*

Hereby JSC Sibneft informs that some changes have occurred in the list of legal entities in which the Issuer has a share.
Full name of the legal entity in which Issuer has acquired the share:
Limited Liability Company "Tyumennefteprodukt"
Legal address: 625000, Tyumen, Lenina St., 67
Postal address: 625048, Tyumen, Respubliki St., 81
Share of the Issuer in the Charter Capital of the legal entity:
Before changing – 16.55%
After changing – 57.7%

Date of the changing: 20.05.2002

Vice President *E.Y.Poltorak*

Date of fact's occurrence (actions): *24.05.2002*
Code: *1300146A24052002*

According to the decisions of the Board of Directors on 14 May 2002 to hold the Annual General Meeting of Shareholders of JSC Sibneft, there were made the following decisions on the questions of agenda at the meeting of the Board of Directors of JSC Sibneft on 24 May 2002:

There were made the following decisions on question 1 " To approve the notification of the annual general meeting for shareholders, the form and the text of the bulletins for voting ":

1.1. To approve the text of the notification for shareholders (Annex 1)
1.2. To publish the notification for shareholders in "Rossiyskaya gazeta" till 8 June 2002
1.3.To approve the form and text of the voting bulletins at the annual general meeting of shareholders (Annex 2)
1.4. To send the notification and the bulletins by registered letter to shareholders till 1 June 2002

There was made the following decision on question 2 " To supplement the List of information materials, to be provided to shareholders during preparation for the annual general meeting ":

2.1. To supplement the List of information to be provided to shareholders in preparation for the annual general meeting with the list of shareholders, who are entitled to participate in the meeting. To include in this list name (first name, surname) of shareholder and the number of its shares. Not include in this list addresses and passport details of shareholders, listed herein.

7 member of 9 presented at the Meeting of the Board of Directors, which was held in the form of joint attendance.
The results of the voting on the questions 1 and 2 of agenda: "for" – 9; "abstain" – non; "against" – non.

Annex 1

NOTIFICATION
of the Annual General Meeting of Shareholders of JSC Sibneft

Dear Shareholder,

Joint Stock Company Siberian Oil Company, located at the address: Russia, 646160, Omsk region, Lyubinsky district, poselok Lyubinsky, Octyabrskaya St., 85, informs you that the Annual General Meeting of Shareholders of JSC Sibneft will be held in the form of joint attendance on 28 June, 2002.

The Meeting will be held in Moscow at Bolshaya Yakimanka St., 24, "President-Hotel".

The Meeting starts at 11:00 a.m.

Shareholders will be registered at the place of Meeting held on 28 June 2002 from 9:30 a.m.

The date of compilation of the list of shareholders entitled to participate in the Meeting – 14 May, 2001 (at 6:00 p.m.).

The agenda of the Meeting:

1. *To approve the annual report of JSC Sibneft for 2001.*
2. *To approve the balance sheet of JSC Sibneft, the profit and loss account, the distribution of profits and losses for 2001.*
3. *To elect members of the Board of Directors of JSC Sibneft.*
4. *To elect members of the Audit Committee of JSC Sibneft.*
5. *To approve an auditor for 2002.*
6. *To elect the President of JSC Sibneft.*
7. *To approve the Charter of JSC Sibneft in new edition.*
8. *To approve the office regulations of JSC Sibneft in new edition (the Regulations on the General Meeting of Shareholders, the Regulations on the Board of Directors, the Regulation of the Audit Committee, the Regulation of the President, the Regulation of the Management Board).*
9. *To remunerate members of the Board of Directors.*

All information, provided to shareholders in preparation for the Annual General Meeting, will be available after 7 June, 2002:

- *at the registrar of JSC Sibneft (OJSC Registrator R.O.S.T.) at: Moscow, Stromynka St., 18, bldg. 13 tel.: (095) 786-69-75;*
- *at JSC Sibneft at: Omsk, Frunze St., 54, tel.: (381-2) 24-64-35;*
- *at the Secretariat of the Board of Directors of JSC Sibneft at: 113035, Moscow, Sadovnicheskaya St., 4, tel.: (095) 777-31-26, 961-13-24.*

Each shareholder, arrived for registration and participation in the meeting, should have mailed bulletins for voting and:

- *for shareholder – natural person: a passport or another form of identification*
- *for representative of shareholder-natural person: a passport or another form of identification, a power of attorney for the right to participate in the Meeting of Shareholders*
- *for representative of shareholder-legal entity: passport or another form of identification, a power of attorney for the right to participate in the Meeting of Shareholders. In the event when a person, having the right to act on behalf of organization without power of attorney, participates in the Meeting then such person should present a document confirming his appointment instead of a power of attorney.*

A power of attorney of shareholder representative should be notarized or according to paragraph 4,5, article 185 of the Civil Code of the Russian Federation. A power of attorney should contain the following information: date and place of issue; full name (first name, last name), address (place of residence), information on registration (passport data) of principal and representatives, limits of the authority and signature of a representative.

When the rights of shareholders are infringed in registration please contact the authorized person of JSC Sibneft – Novikov Vladimir Ivanovich.

In the event when shareholder of the Company is unable or unwilling to take part personally in the Meeting he can take part in the Meeting in the form of absentee voting by mailed bulletins. Bulletins of shareholders-natural persons should be signed by shareholder personally. In the event when bulletins are signed by:

- *shareholder representative then properly executed power of attorney should be enclosed with the bulletins*
- *representative of natural person then first name and last name of representative should be specified in the bulletins and notarized documents on the basis of which representative act should be enclosed with the bulletins*
- *head of juridical person then position, first name and last name attested by seal of organization should be specified in the bulletins.*

Filled and signed bulletins for absentee voting should be presented to OJSC Registator R.O.S.T. at: 107996, Moscow, Stromynka St., 18, P.O.B. 9, tel.: (095) 786-69-75, personally or by mail not later than 2 days before the Meeting is held (before 26.06.2002).

Information you can get by the following phone numbers:

- *in Moscow – (095) 777-31-26, 961-13-24*
- *in Omsk – (3812) 24-64-35*

Board of Directors of JSC Sibneft

Vice President *E.Y.Poltorak*

Date of fact's occurrence (actions): *07.06.2002*
Code: *0400146A07062002*

Full company name where OJSC "Sibneft" ceased its participation:

Open Joint Stock Company "Sibneft-Siberia".
Legal address: 625048 Russia, Tumen, Kharkovskaya St., 59
Mailing address: 625048 Russia, Tumen, Kharkovskaya St., 59
The issuer's share in OJSC "Sibneft-Siberia" capital stock:
before changing – 100%
after changing – 0%
The date of changing: 07.06.2002

Vice President *E.Y.Poltorak*

Date of fact's occurrence (actions): *21.06.2002*
Code: *1500146A21062002*

At OJSC "Sibneft" Board meeting held on 21 June, 2002 in regards of the second issue of agenda "On Holding a Special General OJSC "Sibneft" Shareholders' Meeting" there was a resolve made to establish a date of compiling a list of the shareholders entitled to take part in the special general shareholders' meeting as 21 June, 2002, as of 19:00 hours.

Vice President *E.Y.Poltorak*

Date of fact's occurrence (actions): *21.06.2002*
Code: *1300146A21062002*

At OJSC "Sibneft" Board meeting held on 21 June, 2002 the following resolves were made on the issues of agenda:

On the first issue "On affiliating of an oil trading company OOO "Argus" to OJSC "Sibneft" the following resolve was made:
"1.1. To advise the special general shareholders' meeting make a resolve on OJSC "Sibneft" reorganization in the form of affiliating of an oil trading company OOO "Argus" (legal address Anadyr, Lenina St., 17) to the Company".

On the second issue "On holding a special general OJSC "Sibneft" shareholders' meeting" the following resolves were made:
"2.1. To hold a special general OJSC "Sibneft" shareholders' meeting on 06 August, 2002 in the form of an absentee ballot with the following agenda:

1. ***OJSC Sibneft reorganization through affiliating OOO Argus to the Company***
2. ***Approval of the Agreement on Affiliation and the Transition Act***

2.2. The summation of the voting results on the issues of agenda shall be committed to the Company registrator OJSC "Registrator R. O. S. T." acting as a calculating commission of 06 August, 2002 at 14:00 hours at Moscow, Stromynka St., 18, building 13.
Potapov K. N. shall be appointed Chairman of the special general shareholders' meeting, Novikov V. I. shall be appointed secretary of the special general shareholders' meeting, both shall be in charge of the drawing up of the Minutes of the Meeting.
2.3. To establish the date of compiling a list of persons entitled to take part in the special general OJSC "Sibneft" shareholders' meeting as of 21 June, 2002 at 19:00 hours.
2.4. To commit the register-holder to courier the notification letters on holding a special general shareholders' meeting and voting papers to vote on the issues of agenda till 06 July, 2002, as well as to publish an announcement of the meeting in "Rossiyskaya Gazeta" until 06 July, 2002.
2.5. To confirm the following information list presented to the shareholders during preparation to the special general shareholders' meeting:

- *a conclusion of an independent valuator;*
- *the Agreement on OOO "Argus" Affiliation and the Transition Act;*
- *issues of agenda information.*

2.6. To confirm the wording of the notification to the shareholders on holding a special general OJSC "Sibneft" shareholders' meeting (Annex 1).
2.7. Tom confirm the form and wording of the voting papers on the issues of agenda of the special general OJSC "Sibneft" shareholders' meeting (Annex 2).

On the third issue "On confirming the OJSC "Sibneft" shares redemption price the following resolve was made:
"3.1. Considering the conclusion of an independent valuator of ZAO "International Valuation Center" # 08/06/02-PA as of 10.04.2002, to establish the OJSC "Sibneft" shares redemption price for the shareholders having voted against the resolve to reorganize OJSC "Sibneft" through OOO "Argus" affiliating or having failed to vote, in the amount of 31.40 rubles per share".

On the fourth issue "On the Agreement on OOO "Argus" Affiliation to OJSC "Sibneft" and the Transition Act to the Agreement" the following resolve was made:
"4.1. To approve the principal terms of the Agreement on OOO "Argus" affiliation to OJSC "Sibneft" and submit the said Agreement and the Transition Act to approve by the special general OJSC "Sibneft" shareholders' meeting (Annexes 3 and 4)".

Eight of nine Board members voted.
The results of the ballot on issues 1, 2 and 4 of the agenda were as follows: "for" – 8; abstentions – 0; "against" – none.
The results of the ballot on issue 3 of the agenda were as follows: "for" – 7; abstentions – 1 (I. A. Tyryshkin); "against" – none.

Notification

on holding of a special general Sibneft shareholders' meeting

Dear Shareholder,

This is to advise you that OJSC Siberian Oil Company (hereinafter referred to as the Company) located at 85 Oktyabrskaya St., industrial community Lubinsky, Lubinsky district, Omsk region, 646160, Russia is holding a special general OJSC Sibneft shareholders' meeting in the form of an absentee ballot on August 6 2002.

The list of the shareholders entitled to take part in the general shareholders' meeting is compiled on the basis of the shareholders register data on June 21 2002 (19:00 hrs).

Agenda of the meeting:

OJSC Sibneft reorganization through affiliating OOO Argus to the Company
Approval of the Agreement on Affiliation and the Transition Act

The above-mentioned issues shall be submitted to the decision of the general shareholders' meeting in view of the extendable policy of a step-by-step affiliation to the Company of the most attractive service oil traders.

The results of the special general shareholders' meeting shall be summarized on August 6 2002 at 14:00 hours at 18, building 13 Stromynka St., Moscow by OJSC Registrator R. O. S. T.

All references and essential information subject to present to the shareholders during the preparation to hold the shareholders' meeting shall be available after July 15 2002 at:
the Company register-holder OJSC Registrator R. O. S. T. at 18, building 13 Stromynka St., Moscow, tel. 786 69 75
the Company at 54 Frunze St., Omsk, tel. (3812) 24 64 35
OJSC Sibneft Boar of Directors secretariat at 4 Sadovnicheskaya St., 115035, Moscow, tel. 777 31 26, 961 13

OJSC Sibneft-NNG Securities Department at 59/87 Lenin St., Noyabrsk, tel. (34564) 4 61 00.

We would appreciate if you filled in the mailed voting papers. The voting papers of the shareholders-natural persons shall be signed by the shareholder personally. Shall the voting papers be signed by:
the shareholder representative – a duly formalized power of attorney shall be enclosed. The power of attorney for the shareholder's plenipotentiary shall be either notarized or certified in accordance with the requirements of clauses 4 and 5 of article 185 of the civil code of the Russian Federation. The power of attorney shall contain the issue date and location, name, place of residence, passport details of the principal and the authorized representative, the range of the authorities resigned and the signature of the authorized representative;
the holder of power of the natural person – the voting paper shall contain the name of the holder of power. Also there shall be notarized documents enclosed, under which the holder of power acts;
the manager of the natural person – the voting paper shall contain the name and position of the manager certified with the organization stamp.

The duly filled in and signed voting papers for the absentee ballot shall be presented to OJSC Registrator R. O. S. T. at 18, building 13 Stromynka St., 107996, Moscow, tel. 786 69 75, either personally or by mail till 12:00 hours (Moscow time) August 6 2002.

The results of the special general shareholders' meeting will be published in Rossiyskaya Gazeta no later than August 26 2002.

In accordance with article 75 of the Law "On Joint-Stock Companies", shall the special general shareholders' meeting make a resolve on the Company reorganization, the shareholder having failed to take part in the voting procedure or having voted against the said resolution is entitled to demand the redemption of the whole or part of the pack of the shares owned by the shareholder. Further to the Board settlement based on the conclusion of an independent valuator, the market price of the redeemable share is determined as 31.40 ruble per one OJSC Sibneft share. A written demand on the shares redemption shall be forwarded at POB 9, 18, building 13, Stromynka St., Moscow OJSC Registrator R. O. S. T. within 45 days from the resolution on reorganization date. The demand shall contain the shareholder's place of residence (location) and the amount of the shares suggested to redemption.

Vice-president *E. Poltorak*

Date of fact's occurrence (actions): *26.06.2002*
Code: *1300146A26062002*

At the Board meeting held on 26 June, 2002 a unanimous resolve was made to approve a major transaction (assets total value amounts to more than 25 but less than 50 per cent of the assets book value) on a syndicated loan utilization through signing loan interrelated agreements and contracts:

- *A loan agreement at the amount of the capital debt up to 300 million US dollars for a two-months term with the interest rate in the amount of LIBOR + 3.5% per annum;*
- *A loan agreement at the amount of the capital debt up to 200 million US dollars for a five-years term with the interest rate in the amount of LIBOR + 4.1% per annum;*
- *An assignment agreement on export contracts and Agreements to secure the said loan agreements.*

Vice-president *E. Poltorak*

Date of fact's occurrence (actions): *28.06.2002*
Code: *1200146A28062002*

The annual general OJSC "Sibneft" shareholders' meeting was held on 28 June, 2002.

The form of the meeting – joint attendance.
The location of the meeting – Moscow.
The AGM quorum: 494 shareholders and shareholders' representatives were registered to take part in the AGM. All together the shareholders owned 4 477 309 753 voting shares or 94.43% of the voting stock of the Issuer.

The issues for voting, the results of the voting, the full wording of the decisions of the AGM:

1. To approve the annual report of JSC Sibneft for 2001.
Decision: To approve the annual report of JSC Sibneft for 2001.
The results of the voting: "For" – 4 474 313 317 votes or 99.9330% of votes.
"Against" – 1 208 votes or 0.0000% of votes.
"Abstain" – 2 657 456 votes or 0.0593% of votes.
2. To approve the balance sheet of JSC Sibneft, the profit and loss account, the distribution of profits and losses for 2001.
Decisions:
2.1. To approve the balance sheet of JSC Sibneft for 2001, the profit and loss accounts for 2001.
The results of the voting: "For" – 4 474 354 594 votes or 99.93% of votes.
"Against" – 1 208 votes or 0.0000% of votes.
"Abstain" – 2 670 497 votes or 0.0596% of votes.
2.3. To approve the distribution of profits and losses of JSC Sibneft for 2001.
The results of the voting: "For" – 4 474 320 441 votes or 99.9332% of votes.
"Against" – 1 208 votes or 0.0000% of votes.
"Abstain" – 2 708 301 votes or 0.0605% of votes.
3. To elect members of the Board of Directors of JSC Sibneft.
The results of cumulative voting:

Name of candidate	*"For"*
1. Breeva Tatyana Alekseevna	*4 359 783 954 votes or 10.8195% of votes*
2. Vinchel Mikhail Genrikhovich	*4 615 859 781 votes or 11.4550% of votes*
3. Gavrikov Albert Alexeevich	*4 482 027 274 votes or 11.1229% of votes*
4. Novikov Vladimir Ivanovich	*4 360 350 883 votes or 10.8209% of votes*
5. Oif Valeriy Alexandrovich	*4 359 520 232 votes or 10.8188% of votes*
6. Poltorak Evgeniy Yakovlevich	*4 359 621 374 votes or 10.8191% of votes*
7. Potapov Konstantin Nikolaevich	*4 360 994 959 votes or 10.8225% of votes*
8. Sklyarov Evgeniy Yurevich	*25 148 772 votes or 0.0624% of votes*
9. Tyryshkin Ivan Alexandrovich	*5 007 298 128 votes or 12.4264% of votes*
10. Shvidler Eugene Markovich	*4 362 134 639 votes or 10.8253% of votes*

Decision: To elect the following members of the OJSC Sibneft Board of Directors: Breeva T. A., Vinchel M. G., Gavrikov A. A., Novikov V. I., Oif V. A., Poltorak E. Y., Potapov K. N., Sklyarov E. Y., Tyryshkin I. A., Shvidler E. M.

4. To elect members of the Audit Committee of JSC Sibneft.
Decision: To elect the following members of the Audit Committee of JSC Sibneft for one year:
1. Lebedeva Galina Petrovna - Deputy Chief Accountant of JSC Sibneft
2. Barabash Lyudmila Alexandrovna - Deputy Chief Accountant of JSC Sibneft
3. Leshko Alla Ivanovna - Head of Economy and Planning Department of JSC Sibneft
The results of the voting:

1. Lebedeva G.P.	*"For" – 4 474 247 212 votes (99.93%)*
	"Against" – 12 045 votes (0.0003%)
	"Abstain" – 2 699 205 votes (0.0000%)
2. Barabash L.A.	*"For" – 4 474 207 497 votes (99.93%)*
	"Against" – 67 587 votes (0.0015%)
	"Abstain" – 2 691 809 votes (0.0601%)
3. Leshko A.I.	*"For" – 4 474 220 687 votes (99.93%)*
	"Against" – 75 758 votes (0.0016%)
	"Abstain" – 2 689 062 votes (0.0601%)

5. To approve an auditor for 2001.
The results of the voting:

Delloite and Touche
"For" – 77 320 114 votes or 1.72% of votes.
"Against" – 172 448 909 votes or 3.85% of votes.
"Abstain" – 694 699 votes or 0.015% of votes.

Price Waterhouse Coopers
"For" – 274 042 votes or 0.0006% of votes.
"Against" – 240 761 301 votes or 5.37% of votes.
"Abstain" – 684 008 votes or 0.015% of votes.

Earnst & Young
"For" – 4 393 678 594 votes or 98.13% of votes.
"Against" – 70 767 987 votes or 1.58% of votes.
"Abstain" – 460 657 votes or 0.01% of votes.

Decision: To approve Earnst & Yong as Auditor of JSC Sibneft for 2001 (for Russian and International audit).

6. To elect OJSC Sibneft President.
Decision: To elect Evgeny Markovich Shvidler JSC Sibneft President for a term of five years.
The results of the voting:
"For" – 4 470 307 583 votes or 99.8436% of votes.
"Against" – 35 155 votes or 0.0008% of votes.
"Abstain" – 2 468 958 votes or 0.0551% of votes.

6. To approve the new redaction of the Charter of JSC Sibneft.
Decision: To approve the new redaction of the Charter of JSC Sibneft.
The results of the voting: "For" – 4 405 850 386 votes or 98.4040% of votes.
"Against" – 78 404 votes or 0.0018% of votes.
"Abstain" – 71 098 971 votes or 1.5879% of votes.

7. To approve the new redaction of OJSC Sibneft internal documents (Regulations on the Board of Directors of JSC Sibneft, Regulations on the General Meeting of Shareholders, Regulations on the Audit Committee, Regulations on the President of the Company, Regulations on the Administrative Board of JSC Sibneft).
Decisions:
8.1. To approve the new redaction of the Regulations on the General Meeting of Shareholders of JSC Sibneft.
The results of the voting: "For" – 4 474 252 339 votes or 99.9317% of votes.
"Against" – 15 910 votes or 0.0003% of votes.
"Abstain" – 2 740 878 votes or 0.0612% of votes.
8.2. To approve the new redaction of the Regulations on the Board of Directors of JSC Sibneft.
The results of the voting: "For" – 4 474 280 791 votes or 99.9323% of votes.
"Against" – 12 911 votes or 0.0002% of votes.
"Abstain" – 2 729 161 votes or 0.0610% of votes.
8.3. To approve the new redaction of the Regulations on the Audit Committee of OJSC Sibneft.
The results of the voting: "For" – 4 474 270 867 votes or 99.9321% of votes.
"Against" – 2 684 votes or 0.0001% of votes.
"Abstain" – 2 741 306 votes or 0.0612% of votes.
8.4. To approve the new redaction of the Regulations on the OJSC Sibneft President.
The results of the voting: "For" – 4 474 256 896 votes or 99.9318% of votes.
"Against" – 3 944 votes or 0.0001% of votes.
"Abstain" – 2 744 469 votes or 0.0613% of votes.
8.5. To approve the new redaction of the Regulations on the Administrative Board of OJSC Sibneft.
The results of the voting: "For" – 4 474 193 334 votes or 99.9304% of votes.

"Against" – 2 193 838 votes or 0.0490% of votes.
"Abstain" – 578 074 votes or 0.0131% of votes.

9. On the Reward to the Board members.
Decision: Starting from the present general annual shareholders' meeting to approve the amount of the rewards to the newly elected Board members in the amount equal to 10 000 (ten thousand) US dollars each subject to their duly execution of the authorities (functions) entrusted to them until the next annual general shareholders' meeting. Shall the authorities (functions) of a Board member be ceased ahead of time, the reward amount shall be calculated in proportion to the factual period of his/her authorities (functions) execution. The payments shall be effected within 2 months from the date of cessation of the authorities of the acting Board.
The results of the voting: "For" – 4 473 877 615 votes or 99.9233% of votes.
"Against" – 2 437 409 votes or 0.0544% of votes.
"Abstain" – 698 091 votes or 0.0156% of votes.

Vice President *E.Y.Poltorak*

Date of fact's occurrence (actions): *28.06.2002*
Code: *0100146A28062002*

Further to the resolution of the general annual shareholders' meeting held on 28 June, 2002, the following persons were elected members of the Company Board of Directors:

- *Tatyana Alexeevna Breeva – owns 10 Company shares (0.00000021% of the capital stock);*
- *Mikhail Genrikhovich Vinchel – does not own Company shares;*
- *Albert Alexeevich Gavrikov – does not own Company shares;*
- *Vladimir Ivanovich Novikov – owns 10 Company shares (0.00000021% of the capital stock);*
- *Valery Alexandrovich Oif – does not own Company shares;*
- *Evgeny Yakovlevich Poltorak – owns 42890 Company shares (0.000905% of the capital stock);*
- *Konstantin Nikolaevich Potapov – owns 572995 Company shares (0.012085% of the capital stock);*
- *Ivan Alexandrovich Tyryshkin – does not own Company shares;*
- *Evgeny Markovich Shvidler – owns 10 Company shares (0.00000021% of the capital stock).*

The authorities of Evgeny Yurievich Sklyarov and Natalia Yakovlevna Yatzkevich were ceased.

Vice President *E.Y.Poltorak*

43. Information on reorganization of the Issuer, its subsidiariesand affiliates.
According to the decisions of Extraordinary Shareholder's Meetings dated 17 August, 2001, and 01 December, 2001, there was the reorganization of JSC Sibneft in the form of accession of the following companies: LLC "Olivesta", LLC "Vester", LLC "Terra".
JSC Sibneft is the assignee of above mentioned companies in accordance with the Amendments and supplements to the Charter of JSC Sibneft, confirmed by the decision of Extraordinary Shareholder's Meetings dated 01 December, 2001.
Within the I and II quarters there was not any reorganization of the issuer, his affiliates and related companies.

In accordance with the decision of the meeting of the Board of Directors it will held an extraordinary general meeting of shareholders of JSC Sibneft on 06 August 2002 on the question of agenda "To reorganize JSC Sibneft in the form of accession LLC ARGUS".

44. Additional material information.

B. Business and Financial Overview

45. Annual consolidated financial statements for the past three years.
Not published

46. Financial statements on reporting quarter.
Please see Appendix

47. Facts, which have entailed increase or decrease of assets of the Issuer by more than 10% in the reporting quarter
Date of fact's occurrence (actions): *30.07.2002*
Description: ***Relative change of the value of assets +23.17%.***
Value of assets increased by 23,17 per cent at 01 July 2002 compared to the same figures at 01 April 2002 due to increase in receivables and shot term investments.
Absolute difference of value of assets on the date which is the end of the reporting quarter in comparison with value of assets on the date which is the end of the previous quarter: ***13 497 769 thousand rubles.***
Value of assets on the date which is the end of the previous quarter: ***58 246 721 thousand rubles***
Value of assets on the date which is the end of the reporting quarter: ***71 744 490 thousand rubles***

48. Facts, which have entailed increase of profit (loss) of the Issuer by more than 20% in the reporting quarter in comparison with the previous quarter
Date of fact's occurrence (actions): *30.07.2002*
Description: ***According to the financial statement of Sibneft's activity for I half year 2002 the profit amounted 1 393 553 thousand roubles.***
Financial result for I quarter 2002 – loss amounted 317 979 thousand roubles.
Financial result for II quarter 2002 – profit amounted 1 711 532 thjusand rubles.
Absolute increase of financial result for II quarter 2002 in comparison with the value of financial result for I quarter 2002 amounted 2 029 511 thousand rubles and occurred due to increase in the amount of proceeds and decrease in prime costs.
Absolute difference of profit (loss) of the issuer on the date which is the end of the reporting quarter in comparison with profit (loss) of the issuer on the date which is the end of the previous quarter: ***2 029 511 thousand rubles***.
Profit (loss) of the issuer on the date which is the end of the previous quarter: ***- 317 979 thousand rubles***
Profit (loss) of the issuer on the date which is the end of the reporting quarter: ***1 711 532 thousand rubles***

49. Information on accumulation and distribution of the Reserve and other special funds of the Issuer.
The Reserve Fund amounts to RUR 1 083 935, the funds have not been used within the reporting period.
According to the Federal Law No. 208-Ф3, dated 26 December 1995, the amount of Company's Reserve Fund should be determined in the Company's Charter but shouldn't be less than 5% of the Charter Capital.
Due to the increase in the Charter Capital (changes registered by Resolution OGRP №229-n dated May 19, 1999) the Reserve Fund should amount to RUR 1 137 912, currently the Reserve Fund is not fully accumulated.
The Subsidiaries Support Fund amounts to RUR 818 796 000. During the reporting period funds have not been used.

50. Transactions, which took place in the reporting quarter, to the amount larger than 10% of the value of assets at the end of the previous quarter

50.1 Date of execution of transaction: **13.02.2002**
Subject and description of transaction:
Pursuant to decision of the Board of Directors of the Company dated 26 June 2002 it was entered into the deal, the total cost of which exceeded 25% but not more than 50% of the balance assets. Pursuant to the

executed loan agreements it was obtained the loan in the total amount of 450 mio USD. The loan was divided into two tranches, first of wich amounted 300 mio USD with the term of 3,5 years at the rate of LIBOR+3.5% per annum and the second amounted 150 mio USD with the term of 5 years at the rate of LIBOR+4.1% per annum.

Total amount (cost) of funds received (expended) by the Issue under transaction:
(RUR) 14 175 000 000

Share in the assets of the Issue of the amount (cost) of funds received (expended) by the Issue under transaction:
24.3%

Counterparts and beneficiary parties under transaction:

50.1.1 Name: ***BNP Paribas SA, London branch***
Postal address: ***10 Harewood Avenue London NW1 United Kingdom6AA***
Telephone number:
Fax:

50.1.2 Name: ***Westdeutsche Landesbank Girozentrale***
Postal address: ***Herzogstrasse 15 40217 Dusseldorf Germany***
Telephone number:
Fax:

Persons, who are an interested party on this transaction in accordance with the Law of Russian Federation:
There were no interested persons

Authorized body of the Issue, which has made the decision of entering into deal:
The Board of Directors of JSC Sibneft

The date of making decision to enter into deal: ***06.02.2002***

51. Information on the distribution of the finance raised by the issues of securities.
No such distributions

52. Loans, obtained by the Issuer and its subsidiaries in the reporting quarter.

Information on the value of loans obtained by the Issuer on the date of the reporting quarter ending:

Indicator	On the beginning of the year	Received	Repaid	On the end of the reporting quarter
	RUR	***RUR***	***RUR***	***RUR***
Long-term bank loans	18 702 096 667	16 746 110 920	4 478 378 168	30 969 829 419
including overdue loans				
Other long-term loans				
including overdue loans				
Short-term bank loans	5 877 300 000	14 539 524 940	12 564 602 268	7 852 222 672
including overdue loans				
Bank loans for employees				
including overdue loans				
Other short-term loans	2 878 693 186	1 654 209 875	245	4 532 902 816
including overdue loans				

53. Accounts payable and accounts receivable of the Issuer and its subsidiaries for the reporting quarter.
Information on accounts receivable and accounts payable of the Issuer on the date of the reporting quarter ending:

Indicator	On the beginning of the year	Received	Repaid	On the end of the reporting quarter
	RUR	*RUR*	*RUR*	*RUR*
1) Accounts receivable:				
short term	24 340 958 000			37 950 978 000
including short term overdue				
including overdue for more than 3 months				
including:				
long term				
including long term overdue				
including overdue more than 3 month				
including:				
TOTAL ACCOUNTS RECEIVABLE				
2) Accounts payable:				
short term	10 628 567 000			19 854 986 000
including short term overdue				
including overdue for more than 3 months				
including:				
long term				
including long term overdue				
including overdue for more than 3 months				
including:				
TOTAL ACCOUNTS PAYABLE				
Security:				
received	944 729 850	59 601 186	38 230 000	966 101 036
including security from third parties	944 729 850	59 601 186	38 230 000	966 101 036
including:				
issued	502 000 000	23 740 503 602	23 630 784 857	611 718 745
including security issued to third parties	502 000 000	23 740 503 602	23 630 784 857	611 718 745

including:				
3) Promissory notes:				
Issued promissory notes	72 534 458	1 017 000	42 150 387	31 401 071
including overdue promissory notes	19 549 847		19 517 347	32 500
including:				
Received promissory notes		1 269 966 985	1 269 966 985	
including overdue promissory notes				
including:				

54. Financial investments of the Issuer.

Information on the financial investments of the Issuer on the date of the reporting quarter ending:

	Investments on the date of the reporting quarter ending (RUR)		
	Short term (less than 12 months)	**Long term (more than 12 months)**	**Total**
Investments into securities of the Russian Federation		57 766 102	57 766 102
Investments into securities of the subjects of the Russian Federation			
Investments into securities of institutions of local governing			
Investments into securities, shares of other companies		355 158 294	355 158 294
Investments into bonds and other debt obligations		11 839 558 458	11 839 558 458
Other loans	9 180 144 354	2 659 414 104	11 839 558 458
Investments into subsidiaries of the Issuer		11 446 242 124	11 446 242 124
Investments into affiliates of the Issuer		10 000	10 000

Financial investments into companies that were liquidated in accordance with the legislation of the Russian Federation

Company name	Liquidation date	Authority body that made decision on liquidation	Investments (RUR)
Total			

Financial investments into companies that were declared bankrupt in accordance with the legislation of the Russian Federation

Company name	Liquidation date	Authority body that made decision on liquidation	Investments (RUR)
Total			-
Value of assets of the Issuer on the date of the reporting quarter ending (RUR)			71 744 490 000

Financial investments into companies investments in which make up not less than 10% of assets of the

Issuer on the date of the reporting quarter ending

Company name	Investments (RUR)	Share in assets
JSC "Sibneft-Noyabrskneftegaz"	10 137 194 230	14.129579%
Total	10 137 194 230	14.129579%

55. Essential information on financial activities

C. Description of the Securities

56. Issuer's shares.

Issue No: *1*
Category: ***ordinary***
Form of security issue: ***registered, non-documentary***
Nominal value of one share (RUR): ***0.0016***

Number of shares: ***4 516 396 250***
Total amount of issue: ***7 226 234***

Information about state registration of issue:
Date of registration: ***October 17, 1995***
Registration number: ***52-1n-0796***
The Registrar: ***Finance Departments***

Type of placement: ***placement among founders***
Term of placement: ***from October 31, 1995 to May 31, 1997***

The state of issue: ***placement is completed***
Actual amount of securities placed in accordance with registered report: ***4 516 396 250***

Information about state registration of issue:
Data of registration: ***August 10, 1998***
The Registrar: ***Federal Securities Commission of the Russian Federation***

The Restriction on Circulation of the Securities (if any):
The circulation of the Securities is not restricted

The market information on issued securities:
Shares are traded on the following markets: Russian trade system (RTS), Closed JSC "MISEX", non-profit partnership "Moscow Stock Exchange", non-profit partnership "Stock Exchange " St. Petersburg", as well as on the over-the-counter market.

Programme of American Depository receipts (ADR) of the first level

I. On April 20, 1999 JSC Sibneft obtained the permission of the SEC of the USA to issue ADR of the first level. Auction started on April 20, 1999 at 9 am New York time. The total value of the issue is 20 million ADR at the rate 1:10 (one ADR – 10 shares). Including the addition placement of shares, 20 million ADR is 4,2% of the Sibneft's Charter Capital.

II. On May 26, 2000 JSC Sibneft obtained the permission of the SEC of the USA to double the issue of ADR of the first level (for 4,2% or 20 million ADR). The total value of the issue is 40 million ADR, which is 8,4 % of the Charter Capital of JSC Sibneft, at the rate 1:10 (one ADR – 10 shares).

The depository bank is The Bank of New York.
The registration of ADRs will allow foreign investors to effect stock transaction with Sibneft's securities on external markets by International standards. That will lead to the following development of the securities market of the Company.

ADR are traded on Frankfurt Stock Exchange and Berlin Stock Exchange.
From 3 November 2000 ADRs are traded on NEWEX in segment NX.plus.

Additional relevant information on the issued securities:
On 01 July 2002 American Depository receipts accounted 4,313 per cent of placed shares of the Issuer.

Issue No: ***2***
Category: ***ordinary***
The form of share issue: ***registered, non-documentary***
Nominal value of one share (RUR): ***0.0016***
Number of shares: ***224 903 389***
Total amount of issue: ***359 845.4224***

Information about state registration of issue:
Date of registration: ***December 16, 1998***
Registration number: ***1-02-00146-A***
The Registrar: ***Federal Securities Commission of the Russian Federation***

Type of placement: ***closed subscription***
Term of placement: ***from January 14, 1999 to March 16, 1999***

The state of issue: ***placement is completed***
Actual amount of security placed in accordance with registered report: ***224 903 389***

Information about state registration of issue:
Data of registration: ***April 26, 1999***
The Registrar: ***Federal Securities Commission of the Russian Federation***

The Restriction on Circulation of the Securities (if any):
The circulation of the Securities on the secondary market is not restricted

The market information on issued securities:
Shares are traded on the following markets: Russian trade system (RTS), non-profit partnership "Moscow Stock Exchange", non-profit partnership "Stock Exchange " St. Petersburg", as well as on the over-the-counter market.

Programme of American Depository receipts (ADR) of the first level

I. On April 20, 1999 JSC Sibneft obtained the permission of the SEC of the USA to issue ADR of the first level. Auction started on April 20, 1999 at 9 am New York time. The total value of the issue is 20 million ADR at the rate 1:10 (one ADR – 10 shares). Including the addition placement of shares, 20 million ADR is 4,2% of the Sibneft's Charter Capital.

II. On May 26, 2000 JSC Sibneft obtained the permission of the SEC of the USA to double the issue of ADR of the first level (for 4,2% or 20 million ADR). The total value of the issue is 40 million ADR, which is 8,4 % of the Charter Capital of JSC Sibneft, at the rate 1:10 (one ADR – 10 shares).

The depository bank is The Bank of New York.
The registration of ADRs will allow foreign investors to effect stock transaction with Sibneft's securities on external markets by International standards. That will lead to the following development of the securities market of the Company.
ADR are traded on Frankfurt Stock Exchange and Berlin Stock Exchange.
From 3 November 2000 ADRs are traded on NEWEX in segment NX.plus.

Additional relevant information on the issued securities:
On 01 July 2002 American Depository receipts accounted 4,313 per cent of placed shares of the Issuer.

57. Information on Issuer's bonds.

No bonds issues

D. Other Information on Securities.

58, 59, 60. Shareholder's rights. Dividends paid.

Category of shares: ***ordinary***
Form of shares: ***registered non-documentary***
The full name of the category/type of shares: ***ordinary registered non-documentary shares***
The owner's rights this category (type):

Rights of the holders of shares of all categories (types):

to alienate the shares held by them without the consent of other shareholders and/or the Company;

the shareholders of the Company shall have the preferred right to buy additional shares and emission securities convertible into shares, when they are placed through closed subscription, in quantities proportionate to the quantity of the shares of the respective category (type) held by them;

the shareholders of the Company who have voted against the placement of shares or emission securities convertible into shares through closed subscription or who have not participated in the vote on this matter shall have the preferred right to buy additional shares and emission securities convertible into shares, when they are placed through closed subscription, in quantities proportionate to the quantity of the shares of the respective category (type) held by them. The said right shall not apply to the placement of shares or other emission securities convertible into shares through closed subscription exclusively among shareholders in the event shareholders can acquire a whole number of placed shares or other emission securities convertible into shares in quantities proportionate to the quantity of the shares of the respective category (type) held by them;

to receive a share of net profits (dividends) to be distributed between shareholders as prescribed by the law and the Charter depending on the category (type) of the shares held by him/her;

to receive part of the property of the Company (liquidation quota) remaining after the liquidation of the Company in proportion to the quantity of the shares of the respective category (type) held by him/her;

to have access to the documents of the Company as prescribed by the law and the Charter and to obtain copies thereof for pay;

to exercise other rights as prescribed by the laws, the Charter and decisions passed by the shareholders' general meeting within its terms of reference.

Ordinary Shares

Every ordinary share of the Company shall have equal face value and entitle its holder to an equal amount of rights.

Under the Federal Law On Joint-Stock Companies the holders of ordinary shares of the Company can attend the shareholders' general meeting with the right to vote on matters within its terms of reference, and also have the right to receive dividends, and in the event of the liquidation of the Company the right to receive part of its property (liquidation quota).

Voting Shares

The voting share shall be a share entitling its holder to the right to vote on all matters within the terms of reference of the general meeting or on individual matters within its terms of reference.

The share carrying the right to vote on all matters within the terms of reference of the general meeting shall be:

a fully paid ordinary share, with the exception of the shares at the disposal of the Company.

The shares carrying the right to vote on all matters within the terms of reference of the shareholders' general meeting shall entitle their holder to the right:

to participate in voting (including by proxy) at the shareholders' general meeting on all questions within its terms of reference;

to nominate candidates for the agencies of the Company under the procedures and terms and conditions envisaged by the law and by the Charter;

to make proposals for the agenda of the shareholders' annual general meeting under the procedures and terms and conditions envisaged by the law and by the Charter;

to request to see the list of persons entitled to attend the shareholders' general meeting under the procedures and terms and conditions envisaged by the law and by the Charter;

to have access to the accounting records and documents under the procedures and terms and conditions envisaged by the law and by the Charter;

to request the convocation of an extraordinary general meeting of shareholders and/or verification of the financial and business operations of the Company by the auditing commission under the procedures and terms and conditions envisaged by the law and by the Charter;

to request the buyout by the Company of al or part of his/her shares in cases prescribed by the law.

The dividends paid on the shares of this category (type):

Period: ***1999, IV quarter***
Amount of dividends accrued on one stock: ***0***
The total amount of dividends accrued on shares of this category (RUR): ***0***
Total amount of dividends actually paid out on the shares of this category (RUR): ***0***

Period: ***2000, III quarter***
Amount of dividends accrued on one share (RUR): ***0.3***
The total amount of dividends accrued on shares of this category (RUR): ***1 422 389 891.7***
Total amount of dividends actually paid out on the shares of this category (RUR): ***1 421 447 546.57***

Period: ***2000, IV quarter***
Amount of dividends accrued on one share (RUR): ***0***
The total amount of dividends accrued on shares of this category (RUR): ***0***
Total amount of dividends actually paid out on the shares of this category (RUR): ***0***

Period: ***2001, I quarter***
Amount of dividends accrued on one share (RUR): ***0***
The total amount of dividends accrued on shares of this category(RUR): ***0***
Total amount of dividends actually paid out on the shares of this category (RUR): ***0***

Period: ***2001, II quarter***
Amount of dividends accrued on one share (RUR): ***0***
The total amount of dividends accrued on shares of this category(RUR): ***0***
Total amount of dividends actually paid out on the shares of this category (RUR): ***0***

Period: ***2001, III quarter***
Amount of dividends accrued on one share (RUR): ***3.79***
The total amount of dividends accrued on shares of this category(RUR): ***17 969 525 631***
Total amount of dividends actually paid out on the shares of this category (RUR): ***17 936 512 408.299999***

Period: ***2001***
Amount of dividends accrued on one share (RUR): ***2.32***
The total amount of dividends accrued on shares of this category(RUR): ***10 999 815 162.4***
Total amount of dividends actually paid out on the shares of this category (RUR): ***10 938 153 671.299999***

Period: ***2002, I quarter***
Amount of dividends accrued on one share (RUR): ***0***
The total amount of dividends accrued on shares of this category(RUR): ***0***
Total amount of dividends actually paid out on the shares of this category (RUR): ***0***

Period: ***2002, II quarter***
Amount of dividends accrued on one share (RUR): ***0***
The total amount of dividends accrued on shares of this category(RUR): ***0***
Total amount of dividends actually paid out on the shares of this category (RUR): ***0***

Amount of accrued dividends on stocks of this category (type) the date of payment for which has not begun yet (RUR): ***0***

61. The Restriction on Circulation of the Securities.
Please see item 56 and 57

62. Other Relevant Information on the Securities.

According to the Charter of the Company:
Dividend shall be part of the net profits of the Company that is distributed among shareholders in proportion to

the shares of the respective categories and types that are held by them.

The Company shall have the right to take decision on (announce) the payment of dividends on placed shares. Decision on the payment of dividends, the amount of dividend and the form of its payment on the shares of each category (type) shall be taken in accordance with the requirements of the Federal Law On Joint-Stock Companies. The amount of the dividend may not be higher than that suggested by the Board of Directors of the Company.

The dividend shall be paid in cash unless otherwise stipulated by the decision of the shareholders' general meeting on the payment of dividends.

The deadline for the payment of dividends is May 31 of the year following the year in which the decision was taken on the payment of dividends, unless otherwise established by the decision on the payment of dividends.

In taking the decision on (announcing) the payment of dividends, the Company shall comply with the restrictions prescribed by federal laws.

Exhibit 2

Publication in the FSC Bulletin Supplement ("Vestnik") № 61, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 14 August, 2002

Information on material events (actions), concerning financial and commercial activities of the issuer

Joint Stock Company "Siberian Oil Company"
Legal address: 646160 Omsk region, Lyubinsky district, poselok Lyubinsky, Octyabrskaya St., 85
Code of the Issuer: 00146-A

Date of fact's occurrence (actions): **14.08.2002**
Code: **0400146A14082002**

Full name of the legal entity in which the Issuer acquired the share:
Open Joint Stock Company "The Company on Supplying with Oil Products "Uralnefteprodukt""
Legal address: 620026, Russian Federation, Ekaterinburg, Narodnoy Voli St., 69
Postal address: 620026, Russian Federation, Ekaterinburg, Narodnoy Voli St., 69

Share of the Issuer in the Charter Capital of the legal entity:
Before changing – 0%
After changing – 16,74%

Date of the changing: 14.08.2002

Vice President E.Y.Poltorak

Exhibit 3

Publication in the FSC Bulletin Supplement ("Vestnik") № 65, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 28 August, 2002

Information on material events (actions), concerning financial and commercial activities of the issuer

Joint Stock Company "Siberian Oil Company"
Legal address: 646160 Omsk region, Lyubinsky district, poselok Lyubinsky, Octyabrskaya St., 85
Code of the Issuer: 00146-A

Date of fact's occurrence (actions): **06.08.2002**
Code: **1200146A06082002**

Extraordinary Meeting of Shareholders of JSC Sibneft was held on 06 August, 2001.
Form of the Meeting - absentee voting.

The questions for voting, the results of the voting, the decisions of the EGM:

1. To reorganize JSC Sibneft in the form of accession of LLC ARGUS.
Decision: To reorganize JSC Sibneft in the form of accession of LLC ARGUS.
The results of the voting: At the date of receiving voting bulletins – August, 6,2002 it was received from shareholders 1168 bulletins #1, which owns in aggregate of 4 117 985 615 votes, which is 86,8544% from the total quantity of voting shares of the Company. Quorum for making the decision is three forth of votes.

"For" – 4 095 261 242 votes or 99.4482% of votes.
"Against" – 774 001 votes or 0.0188% of votes.
"Abstain" – 21 623 409 votes or 0.5251% of votes.

2. To approve agreement of accession and transfer certificate.
Decision: 2.1. To approve the agreement of accession of LLC ARGUS to JSC Sibneft
2.2. To approve the transfer certificate to the agreement of accession of LLC ARGUS to JSC Sibneft
The results of the voting: At the date of receiving voting bulletins – August, 6,2002 it was received from shareholders 1168 bulletins #2, which owns in aggregate of 4 117 985 615 votes, which is 86,8544% from the total quantity of voting shares of the Company. Quorum for making the decision is three forth of votes.

"For" – 4 095 197 140 votes or 99.4466% of votes.
"Against" – 772 779 votes or 0.0188% of votes.
"Abstain" – 21 689 919 votes or 0.5267% of votes.

Vice President E.Y.Poltorak

Exhibit 4

Official press-release on the fact that Statement Regarding Moscow Refinery, dated 06 August, 2002

Statement Regarding Moscow Refinery

***Moscow, 6 August 2002*;** Sibneft today expressed serious concern at the sharp fall in processing at the Moscow refinery, in which it holds a significant stake.

Sibneft believes that ineffective management by the Central Fuel Company, and in particular its failure to put in place long-term contracts with suppliers, is to blame for the crisis at the refinery.

Sibneft applied to supply the refinery with 600,000 tonnes of crude in August, but received a quota of just 20,000 tonnes. Sibneft believes that the refinery's practice of signing short-term supply contracts with a duration of one month has deprived it of a long-term strategy for sourcing supplies.

Sibneft is prepared to make up the shortfall in supplies to the refinery, once the Central Fuel Company takes a decision on the matter.

Exhibit 5

Official press-release on the fact that Sibneft Shareholders Approve Acquisition, dated 06 August, 2002

Sibneft Shareholders Approve Acquisition

***Moscow, 6 August 2002*;** Sibneft shareholders approved the acquisition of Argus, a trading company operating on the domestic market, at an extraordinary shareholder meeting held today by correspondence.

All shareholders included on the shareholder register at the close of business on 21 June 2002 were eligible to participate in the meeting. The acquisition will be carried out by means of a share swap and is taking place within the framework of Sibneft's efforts to further consolidate its corporate structure.

Exhibit 6

Official press-release on the fact that Sibneft Launches First Gas Field Development, dated 08 August, 2002

Sibneft Launches First Gas Field Development

Moscow, 8 August 2002; Sibneft has completed its first well at the West Ozyornoye gas field, located in the Chukotka autonomous district to the west of the regional capital of Anadyr. The deposit is the first pure gas field to be developed by the company. The project is in line with Sibneft's intention to strengthen the gas component of its business.

Gas from the field will be delivered to the power station in Anadyr via a recently completed 104-kilometre pipeline. The field's reserves are estimated at 6 billion cubic metres, and production is targeted at 120 million cubic metres per year. The well is the first of four to be drilled at the field.

Sibneft had proven gas reserves of 40.8 billion cubic metres at the start of 2002, in addition to probable and possible reserves of 28.1 billion cubic metres, according to an audit by oil and gas consultants Miller and Lents.

“Sibneft is studying a range of projects to deliver gas both in the form of pipeline gas and liquefied natural gas, as well as opportunities in the field of gas processing,” said company president Eugene Shvidler.

Exhibit 7

Official press-release on the fact that Sibneft and Baker Huges Sign Service Agreement, dated 27 August, 2002

Sibneft and Baker Hughes Sign Service Agreement

Moscow, 27 August 2002; Sibneft has signed an agreement with international oilfield service provider Baker Hughes, paving the way for the company to supply an extensive range of technology and services in support of Sibneft's rapid upstream expansion.

Under the terms of the master service agreement, Baker Hughes is expected to drill horizontal and multilateral wells and perform sidetracks. Sibneft next year plans to carry out over 100 sidetracks, significantly enhancing well productivity.

Baker Hughes intends to establish an operational centre at Sibneft's upstream base in Noyabrsk, and the two companies have agreed to set up a joint engineering group. Baker Hughes is also expected to supply a wide range of equipment for work at Sibneft's fields. Baker Hughes' Centrilift subsidiary has already supplied Sibneft with over 1,000 submersible pumps.

"The application of leading edge technology by Baker Hughes will help Sibneft achieve its goal of securing rapid and sustainable growth in production," said Sibneft president and CEO Eugene Shvidler. "Over the next few years, Sibneft aims to achieve further gains in key upstream productivity indicators, adding to its productivity lead over its peers."

"Baker Hughes is excited about our working relationship with Sibneft," said Baker Hughes' Chief Operating Officer Andy Szescila. "The agreement with Sibneft represents the first service contract where Baker Hughes will establish operational bases and recruit national staff to work in the specialist areas where Baker Hughes excels."